UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU - Management’s Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2014, our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

By:	/s/ Patricio Jottar Chief Executive Officer
/s/ Felipe Dubernet Chief Financial Officer

Dated:  February 13, 2015

Distribution:

Investor Relation Manager

PricewaterhouseCoopers

Chief Financial Officer

Legal Affairs Manager

A world of flavours

CCU®

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

as of and for the year ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, comprehensive income, shareholder´s equity and cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

INDEX
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)		4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)		5
CONSOLIDATED STATEMENT OF INCOME		6
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		7
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		8
CONSOLIDATED STATEMENT OF CASH FLOW		9
NOTE 1 GENERAL INFORMATION		10
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES		15
2.1	Basis of preparation	15
2.2	Basis of consolidation	16
2.3	Financial information as per operating segments	17
2.4	Foreign currency and unidad de fomento (Adjustment unit)	18
2.5	Cash and cash equivalents	19
2.6	Financial instruments	19
2.7	Financial asset impairment	21
2.8	Inventories	21
2.9	Other non-financial assets	21
2.10	Property, plant and equipment	21
2.11	Leases	22
2.12	Investment property	22
2.13	Biological assets	22
2.14	Intangible assets other than goodwill	23
2.15	Goodwill	23
2.16	Impairment of non-financial assets other than goodwill	23
2.17	Assets of a disposal group held for sale	24
2.18	Income taxes	24
2.19	Employees benefits	25
2.20	Provisions	25
2.21	Revenue recognition	25
2.22	Commercial agreements with distributors and supermarket chains	26
2.23	Cost of sales of products	26
2.24	Other expenses by function	26
2.25	Distribution expenses	26
2.26	Administration expenses	26
2.27	Environment liabilities	27
NOTE 3 ESTIMATES AND APPLICATION OF PROFESSIONAL JUDGMENT		27
NOTE 4 ACCOUNTING CHANGES		27
NOTE 5 RISK ADMINISTRATION		27
NOTE 6 FINANCIAL INSTRUMENTS		34
NOTE 7 FINANCIAL INFORMATION AS PER OPERATING SEGMENTS		40
NOTE 8 BUSINESS COMBINATIONS		47
NOTE 9 NET SALES		48
NOTE 10 NATURE OF COST AND EXPENSE		48
NOTE 11 FINANCIAL RESULTS		49
NOTE 12 OTHER INCOME BY FUNCTION		49

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Assets) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2014	As of December 31, 2013
		ThCh$	ThCh$
Current assets
Cash and cash equivalent	14	214,774,876	408,853,267
Other financial assets	6	6,483,652	4,468,846
Other non-financial assets	18	18,558,445	21,495,398
Accounts receivable-trade and other receivables	15	238,602,893	211,504,047
Accounts receivable from related companies	16	11,619,118	9,610,305
Inventories	17	175,179,189	153,085,845
Taxes receivables	26	19,413,414	9,139,406
Total current assets different from assets of disposal group held for sale		684,631,587	818,157,114
Assets of disposal group held for sale	24	758,760	339,901
Total assets of disposal group held for sale		758,760	339,901
Total current assets		685,390,347	818,497,015

Non-current assets
Other financial assets	6	343,184	38,899
Other non-financial assets	18	5,828,897	15,281,111
Accounts receivable from related companies	16	522,953	350,173
Investment accounted by equity method	19	31,998,620	17,563,028
Intangible assets other than goodwill	20	68,656,895	64,033,931
Goodwill	21	86,779,903	81,872,847
Property, plant and equipment (net)	22	833,171,234	680,994,421
Biological assets	25	18,084,408	17,662,008
Investment property	23	7,917,613	6,901,461
Deferred tax assets	26	30,207,019	24,525,361
Total non-current assets		1,083,510,726	909,223,240
Total Assets		1,768,901,073	1,727,720,255

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2014	As of December 31, 2013
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	27	65,318,293	120,488,188
Accounts payable-trade and other payables	28	203,782,805	183,508,115
Accounts payable- to related companies	16	10,282,312	7,286,064
Other short-term provisions	29	410,259	833,358
Tax liabilities	26	11,697,135	10,916,865
Employee benefits provisions	31	17,943,771	20,217,733
Other non-financial liabilities	30	68,896,763	65,878,578
Total current liabilities		378,331,338	409,128,901
Non-current liabilities
Other financial liabilities	27	134,534,557	142,763,030
Others accounts payable	28	369,506	841,870
Accounts payable to related companies	16	-	377,020
Other long-term provisions	29	2,209,832	2,135,122
Deferred tax liabilities	26	87,518,700	73,033,414
Employee benefits provisions	31	17,437,222	15,196,620
Total non-current liabilities		242,069,817	234,347,076
Total liabilities		620,401,155	643,475,977

EQUITY
Equity attributable to equity holders of the parent	33
Paid-in capital		562,693,346	562,693,346
Other reserves		(75,050,544)	(65,881,809)
Retained earnings		537,945,375	491,864,319
Subtotal equity attributable to equity holders of the parent		1,025,588,177	988,675,856
Non-controlling interests	32	122,911,741	95,568,422
Total Shareholders' Equity		1,148,499,918	1,084,244,278
Total Liabilities and Shareholders' Equity		1,768,901,073	1,727,720,255

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31.
		2014	2013	2012
		ThCh$	ThCh$	ThCh$
Net sales	9	1,297,966,299	1,197,226,510	1,075,689,894
Cost of sales	10	(604,536,815)	(536,696,634)	(493,087,247)
Gross margin		693,429,484	660,529,876	582,602,647
Other income by function	12	25,463,716	5,508,863	5,584,572
Distribution costs	10	(240,848,630)	(221,701,175)	(186,588,731)
Administrative expenses	10	(110,014,716)	(93,289,698)	(85,387,566)
Other expenses by function	10	(188,109,562)	(162,782,032)	(135,022,711)
Other gains (losses)	13	4,036,939	958,802	(4,478,021)
Income from operational activities		183,957,231	189,224,636	176,710,190
Financial Income	11	12,136,591	8,254,170	7,692,672
Financial costs	11	(22,957,482)	(24,084,226)	(17,054,879)
Equity and income of joint ventures and associated	19	(898,607)	308,762	(177,107)
Foreign currency exchange differences	11	(613,181)	(4,292,119)	(1,002,839)
Result as per adjustment units	11	(4,159,131)	(1,801,765)	(5,057,807)
Income before taxes		167,465,421	167,609,458	161,110,230
Income taxes	26	(46,673,500)	(34,704,907)	(37,133,330)
Net income of year		120,791,921	132,904,551	123,976,900

Net income atributable to:
Equity holders of the parent		106,238,450	123,036,008	114,432,733
Non-controlling interests	32	14,553,471	9,868,543	9,544,167
Net income of year		120,791,921	132,904,551	123,976,900
Net income per share (Chilean pesos) from:
Continuing operations		287.52	370.81	359.28
Diluted earnings per share (Chilean pesos) from:
Continuing operations		287.52	370.81	359.28

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31.
		2014	2013	2012
		ThCh$	ThCh$	ThCh$
Net income of year		120,791,921	132,904,551	123,976,900
Other income and expenses charged or credited against equity
Cash flow hedges	33	(155,258)	256,592	(826,120)
Exchange differences of foreign subsidiaries	33	(4,629,683)	(17,054,187)	(21,230,019)
Gains (losses) from defined plans (1)	33	(1,884,054)	(469,987)	-
Income tax related with cash flow hedge	33	39,470	(51,304)	189,525
Income tax relating to defined benefit plans (1)	33	501,689	105,151	-
Total other comprehensive income and expense		(6,127,836)	(17,213,735)	(21,866,614)
Comprehensive income and expense		114,664,085	115,690,816	102,110,286
Comprehensive income originated by:
Equity holders of the parent (2)		97,067,296	107,443,199	94,212,054
Non-controlling interests		17,596,789	8,247,617	7,898,232
Comprehensive income and expense		114,664,085	115,690,816	102,110,286

  (1)     These items will be not reclassified to Consolidated Statement of Income when they are settled.

(2)     Corresponds to the income (loss) for the year where no income or expenses have been recorded directly against shareholder´s equity.

.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	Paid in capital		Other reserves				Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Shares premium	Currency translation difference	Hedge reserves	Actuarial gains and losses on defined benefit plans reserves	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2012	215,540,419	15,479,173	(25,038,705)	484,432	-	(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
Changes
Interim dividends (1)	-	-	-	-	-	-	(20,065,681)	(20,065,681)	-	(20,065,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(37,150,689)	(37,150,689)	-	(37,150,689)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(6,702,880)	(6,702,880)
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control (3)	-	-	-	-	-	7,248,058	-	7,248,058	(19,706,470)	(12,458,412)
Comprehensive income and expense	-	-	(19,637,257)	(583,422)	-	-	114,432,733	94,212,054	7,898,232	102,110,286
Total changes in equity	-	-	(19,637,257)	(583,422)	-	7,248,058	57,216,363	44,243,742	(18,511,118)	25,732,624
AS OF DECEMBER 31, 2012	215,540,419	15,479,173	(44,675,962)	(98,990)	-	(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286
Balanced as of January 1, 2013	215,540,419	15,479,173	(44,675,962)	(98,990)	-	(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286
Changes
Interim dividends (1)	-	-	-	-	-	-	(23,278,681)	(23,278,681)	-	(23,278,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(38,239,323)	(38,239,323)	-	(38,239,323)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(4,961,354)	(4,961,354)
Effects business combination	-	-	-	-	-	-	-	-	3,138,195	3,138,195
Other increase (decrease) in Equity (4)	15,479,173	(15,479,173)	-	-	-	-	-	-	-	-
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control (3)	-	-	-	-	-	2,867,444	-	2,867,444	(8,154,643)	(5,287,199)
Issuance Equity (4)	331,673,754	-	-	-	-	(5,010,216)	-	326,663,538	-	326,663,538
Comprehensive income and expense	-	-	(15,408,235)	164,099	(348,673)	-	123,036,008	107,443,199	8,247,617	115,690,816
Total changes in equity	347,152,927	(15,479,173)	(15,408,235)	164,099	(348,673)	(2,142,772)	61,518,004	375,456,177	(1,730,185)	373,725,992
AS OF DECEMBER 31, 2013	562,693,346	-	(60,084,197)	65,109	(348,673)	(5,514,048)	491,864,319	988,675,856	95,568,422	1,084,244,278
Balanced as of January 1, 2014	562,693,346	-	(60,084,197)	65,109	(348,673)	(5,514,048)	491,864,319	988,675,856	95,568,422	1,084,244,278
Changes
Interim dividends (1)	-	-	-	-	-	-	(23,278,681)	(23,278,681)	-	(23,278,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(36,500,001)	(36,500,001)	-	(36,500,001)
Other increase (decrease) in Equity (5)	-	-	-	-	-	2,419	(378,712)	(376,293)	(8,594,222)	(8,970,515)
Effects business combination	-	-	-	-	-	-	-	-	18,340,752	18,340,752
Comprehensive income and expense	-	-	(7,698,661)	(108,479)	(1,364,014)	-	106,238,450	97,067,296	18,375,122	115,442,418
Total changes in equity	-	-	(7,698,661)	(108,479)	(1,364,014)	2,419	46,081,056	36,912,321	28,121,652	65,033,973
AS OF DECEMBER 31, 2014	562,693,346	-	(67,782,858)	(43,370)	(1,712,687)	(5,511,629)	537,945,375	1,025,588,177	123,690,074	1,149,278,251

(1)     Related to declared dividends at December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.

(2)     Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 33) based on the local statutory reported to SVS and the interim dividends declared at December 31 of each year.

(3)     In 2013, the Company acquired additional interests in Viña San Pedro Tarapaca S.A. with a carrying value to ThCh$ 8,153,946 (ThCh$ 19,774,854 in 2012) for ThCh$ 5,627,425 (ThCh$ 12,521,899 in 2012) resulting in an increase to Other reserves of ThCh$ 2,526,520 (ThCh$ 7,252,955 in 2012) (Note 1 (1)). Additionally, as a part of the balance of 2013 recorded ThCh$ 341,169 related to an increase in additional interest in Saenz Briones & Cía S.A.I.C.

(4)     See Note 33, paid in capital.

(5)      Mainly related to dividends to Non-controlling interest.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2014	2013	2012
		ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		1,584,494,230	1,464,286,085	1,269,625,648
Other proceeds from operating activities		30,247,374	19,057,966	16,627,977
Types of payments:
Payments of operating activities		(1,056,064,042)	(950,888,252)	(804,986,368)
Payments of salaries		(171,898,347)	(145,277,349)	(126,605,495)
Other payments for operating activities		(162,644,788)	(154,495,134)	(174,403,470)
Dividends received		75,169	95,463	37,834
Interest paid		(16,309,783)	(21,112,371)	(15,257,385)
Interest received		10,763,936	8,244,764	8,318,557
Income tax reimbursed (paid)		(44,208,661)	(26,390,153)	(32,838,120)
Other cash movements		(833,425)	634,480	(1,674,431)
Net cash flows from (used in) operational activities		173,621,663	194,155,499	138,844,747

Cash flows from (used in) investing activities
Cash flows used for control of subsidiaries or other businesses	14	(15,222,363)	(14,566,278)	(19,521,964)
Cash flows used for purchase equity interests		(8,369)	-	-
Proceeds from sale of property, plant and equipment		2,587,448	1,740,687	3,194,691
Acquisition of property, plant and equipment		(227,863,039)	(122,451,045)	(115,767,787)
Purchases of intangibles assets		(2,217,113)	(2,107,984)	(1,986,089)
Other cash movements		3,753,297	466,710	(259,227)
Net cash flows from (used in) investing activities		(238,970,139)	(136,917,910)	(134,340,376)

Cash flows from (used in) financing activities
Payments for changes in ownership interests in subsidiaries	14	-	(5,627,425)	(12,521,899)
Proceeds from long-term loans		15,482,763	10,852,892	37,606,666
Porceeds from short-term loans		21,882,842	12,040,310	28,550,700
Total amount from loans		37,365,605	22,893,202	66,157,366
Loan payments		(20,766,024)	(22,343,703)	(62,424,910)
Proceeds from issuing shares		-	326,663,538	-
Payments of finance lease liabilities		(1,745,210)	(1,641,370)	(1,572,959)
Payments of loan from related entities		(223,225)	(1,479,201)	(142,569)
Dividends paid		(65,315,914)	(63,680,979)	(66,117,348)
Other cash movements		(81,470,807)	(3,162,277)	(3,544,966)
Net cash flows from (used in) financing activities		(132,155,575)	251,621,785	(80,167,285)

Net increase (decrease in cash equivalents, before the effect of changes in exchange rate		(197,504,051)	308,859,374	(75,662,914)
Effects of changes in exchange rates on cash and cash equivalents		3,425,660	(2,343,382)	(65,569)

Cash and cash equivalents, initial balance		408,853,267	102,337,275	178,065,758
Cash and cash equivalents, final balance	14	214,774,876	408,853,267	102,337,275

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 1 General Information

Compañía Cervecerías Unidas S.A. (CCU, or the Company or the Parent Company) was incorporated in Chile as an open stock company, and it is registered in the Securities Record of the Superintendencia de Valores y Seguros de Chile (Local Superintendence of Equity Securities, SVS) under Nº 0007, consequently, the Company is subject to Regulation by the SVS. The Company’s shares are quoted in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and it quotes its American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs. According to this Amendment, there was an ADS ratio change from 1 ADS to 5 common shares to a new ratio of 1 ADS to 2 common shares. There was no change to CCU's underlying ordinary shares. This action was effective on December 20, 2012, date against which shareholders' ownership was measured for the action was December 14, 2012.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewery, the second brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest bottler of mineral water and nectar in Chile and one of the largest pisco producer in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business of home delivery of purified water in bottles through the use of dispensers, and in the rum and candy in Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks in Uruguay, Paraguay and Bolivia.

In Chile and abroad, CCU and its subsidiaries are the owners of a wide range of brands, under which market our products. In the domestic market, its portfolio of brands in the beer category consists among others of Cristal, Cristal Light, Cristal Cer0 ° 0, Escudo, Kunstmann, Austral, Dolbeck, Royal Guard, Royal Light, Morenita, Dorada and Lemon Stones. It holds exclusive license to produce and market Heineken. In Chile, the Company is the exclusive distributor of Budweiser beer.

In Argentina, CCU produces beers in its plants located in the cities of Salta, Santa Fé and Luján. Its main brands are Schneider, Santa Fé, Salta, Córdoba, Imperial, Bieckert and Palermo, and are the holders of exclusive license for the production and marketing of Budweiser, Heineken and Amstel. CCU also imports Birra Moretti, Guiness and Kunstmann. Additionally, exports beer to different countries in the region mainly under the Schneider, Heineken and Budweiser brands. Besides, participates in the cider business, controlling of Saenz Briones and Sidra La Victoria. In these categories, its portfolio brands are Real, La Victoria, Saenz Briones 1888 and Apple Storm ciders, among others. Also participates in the spirits business, which is marketed under the brand El Abuelo.

In Uruguay, the Company participates in the mineral waters and soft drinks business with Native and Nix brand, respectively. In addition, it sells beers imported under Heineken brand.

In Paraguay, the Company participates in the non-alcoholic beverages and beer business since December 2013. Its portfolio of non-alcoholic brands consists of Pulp, Maxi, Watt's, Puro Sol, La Fuente, Villavicencio, Evian, Ser and Levite. These brands include own, licensed and imported. In the beer business, the Company imports Heineken, Carlsberg, Coors Light, Paulaner and Schneider, brands.

In Bolivia, the Company participates in the non-alcoholic and alcoholic business since May 2014. Its portfolio of non-alcoholic brands consist of Mendocina, Free cola, Sinalco and Real. These brands include own and licensed. The alcoholic brands consist of Real and Capital.

Within the non-alcoholic segment in Chile, CCU has the Bilz, Bilz Light, Pap, Pap Light, Kem, Kem Xtreme, Kem Xtreme Girl, Nobis, Cachantun, Cachantun Light, Cachantun Más and Porvenir brands. Regarding the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has license agreements with Pepsi, Crush, Canada Dry Limón Soda, Ginger Ale and Agua Tónica, Gatorade, Sobe Adrenaline Rush, Lipton Ice Tea, Nestlé Pure Life, Perrier and Watt´s.

In the spirits segment in Chile, in the category of pisco, CCU owns the brand Mistral, Ruta, Control, La Serena, Campanario and their respective extensions; Tres Erres and Horcón Quemado. In addition, the Company has exclusive license to produce and market in Chile the Pisco Bauzá brand. In rum category Company owns the brands Sierra Morena and their extensions and Cabo Viejo. The Company has the Fehrenberg brand and is exclusive distributor in Chile of Pernod Ricard’s products.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

In the wines segment, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), produces wines and sparkling, which are sold in the domestic and overseas markets exporting to more than 80 countries. Its main brands are Cabo de Hornos, Tierras Moradas, “1865”, Castillo de Molina, Kankana del Elqui, 35 Sur, Gato, Gato Negro, Las Encinas, Urmeneta, Manquehuito, Altaïr, Sideral, Supremo, La Celia, La Consulta, Leyda: the portfolio of Viña Santa Helena S.A. which includes “Cuatro Estaciones” formed by Vernus, Notas de Guarda and D.O.N. (De Origen Noble), which add to Selección del Directorio, Santa Helena Reserva, Parras Viejas, Siglo de Oro and Gran Vino. The brands´s portfolio acquired via merger of Viña Tarapacá ex Zavala S.A., includes: Gran Tarapacá, Tarapacá Reserva, León de Tarapacá, Tarapacá Plus, Tara Pakay, Etiqueta Negra, Gran Reserva, Zavala, Misiones de Rengo, Viña Mar, Casa Rivas and Tamarí, among others.

In the business of sweet snacks in Chile, different products are produced under the brands Calaf, including the Duetto brand and others under which some cookies are made. In addition, the Company has other specific brands for each product line. The joint venture in Foods Compañía de Alimentos CCU S.A. ("Foods") also owns the Natur brand and participates in the Nutrabien brand.

The detail of the described licenses appears below:

Main brands under license
Licenses	Validity Date
Watt's rigid packaging, except carton	Indefinitely
Pisco Bauzá	Indefinitely
Budweiser in Argentina	December 2025
Heineken in Chile and Argentina (1)	10 years renewables
Heineken in Paraguay (2)	November 2022
Heineken in Uruguay (1)	April 2023
Pepsi, Seven Up and Mirinda	December 2043
Té Lipton	March 2043
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) (3)	December 2018
Budweiser in Chile	December 2015
Austral (4)	July 2016
Gatorade (5)	December 2018
Amstel in Argentina (6)	July 2022
Nestlé Pure Life (7)	December 2017
Sol in Chile(1)	10 years renewables
Sol in Argentina (1)	10 years renewables
Red Bull in Argentina	December 2017
Coors in Chile (8)	December 2025
Coors in Argentina (9)	December 2019

(1) License for 10 years, renewable every year, for a period of 10 years automatically, under identical conditions (Rolling Contract), unless one of the parties provides a notice of non-renewal.

(2) License 10 years, renewable automatically, under identical conditions, for a period of 5 years, unless one of the parties provides a notice of non-renewal.

(3) License renewable for periods of 5 years, subject to the compliance of the contract conditions. (4) Renewable License for period of 2 or 3 years, subject to compliance with contractual conditions.

(4) Renewable for periods of two years, subject to the compliance of the contract conditions.

(5) Renewable for an additional period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo Spa, subject to the compliance of the contract conditions.

(6) After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(7) Renewable for periods of 5 years, subject to the compliance of the contract conditions.

(8) After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.

(9) Renewable for periods of 5 years, subject to the compliance of the contract conditions.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

As of December 31, 2014 the Company had a total of 7,842 employees according to the following detail:

	Number of employes
	Parent company	Consolidated
Main Executives	73	370
Professionals and technicians	228	2,000
Workers	38	5,472
Total	339	7,842

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 60% of the Company shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V, each with a 50% equity participation.

The consolidated financial statements include the following direct and indirect significant subsidiaries where the percentage of participation represents the economic interests at the consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2014			As of December 31, 2013
				Direct	Indirect	Total	Total
Cervecera CCU Chile Limitada	96,989,120-4	Chile	Chilean pesos	99.7500	0.2499	99.9999	99.9999
Embotelladora Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean pesos	96.8309	3.1124	99.9433	99.9415
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine pesos	-	99.9923	99.9923	99.9907
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean pesos	-	64.6980	64.6980	64.6974
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean pesos	46.0000	34.0000	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean pesos	98.0000	2.0000	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean pesos	99.9999	0.0001	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean pesos	99.0000	0.9997	99.9997	99.9997
CRECCU S.A.	76,041,227-9	Chile	Chilean pesos	99.9602	0.0398	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean pesos	90.9100	9.0866	99.9966	99.9966
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean pesos	50.0000	49.9553	99.9553	99.9951
Comercial CCU S.A.	99,554,560-8	Chile	Chilean pesos	50.0000	49.9866	99.9866	99.9862
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean pesos	98.8398	1.1334	99.9732	99.9724
Millahue S.A.	91,022,000-4	Chile	Chilean pesos	99.9621	-	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,007,212-5	Chile	Chilean pesos	-	50.0716	50.0716	50.0707
CCU Inversiones II Limitada (3)	76,349,531-0	Chile	Chilean pesos	80.0000	19.9946	99.9946	99.9946
Compañía Cervecera Kunstmann S.A. (4)	96,981,310-6	Chile	Chilean pesos	50.0007	-	50.0007	50.0007
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean pesos	99.0000	0.9884	99.9884	99.9997

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

In addition to the table presented above, below are the percentages of participation with voting rights, in each of the subsidiaries as of December 31, 2014 and December 31, 2013, respectively. Each shareholder has one vote per share which he owns or represents. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation via subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2014	As of December 31, 2013
				%	%
Cervecera CCU Chile Limitada	96,989,120-4	Chile	Chilean pesos	100.0000	100.0000
Embotelladora Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean pesos	99.9444	99.9426
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine pesos	100.0000	100.0000
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean pesos	64.6980	64.7153
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean pesos	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean pesos	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean pesos	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean pesos	100.0000	100.0000
CRECCU S.A.	76,041,227-9	Chile	Chilean pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean pesos	100.0000	100.0000
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean pesos	100.0000	100.0000
Comercial CCU S.A.	99,554,560-8	Chile	Chilean pesos	100.0000	100.0000
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean pesos	99.9737	99.9728
Millahue S.A.	91,022,000-4	Chile	Chilean pesos	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,007,212-5	Chile	Chilean pesos	50.1000	50.1000
CCU Inversiones II Limitada (3)	76,349,531-0	Chile	Chilean pesos	100.0000	100.0000
Compañía Cervecera Kunstmann S.A. (4)	96,981,310-6	Chile	Chilean pesos	50.0007	50.0007
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean pesos	100.0000	100.0000

As explained in Note 8, on September 2012, the Company acquired 100% of shares of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies and develop the mineral waters and soft drinks business in that country and in December 2013, the Company acquired 50.005% and 49.96% of shares of Paraguayan companies Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively.

On May 2014, the Company acquired 34% of shares of Bolivian company Bebidas Bolivianas S.A. (Note 19).

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1)  CCU Inversiones S.A.

On September and November, 2012, the Company, through its subsidiary CCU Inversiones S.A., acquired an additional 10.4430% interest in Viña San Pedro Tarapacá S.A. for ThCh$ 12,521,899 increasing its ownership interest to 60.4488%. Subsequently, during 2013, acquired an additional 4.2664% interest for ThCh$ 5,627,425 increasing its ownership interest to 64.7153%. As the Company has control of this subsidiary, the difference of ThCH$ 7,254,957 and ThCh$ 2,527,217 generated between purchase price and the equity method value was recorded under the item Other reserves in Equity in 2012 and 2013, respectively.

(2) Aguas CCU-Nestlé S.A.

As explained in Note 8, on December 24, 2012, the Company, through the subsidiary Aguas CCU-Nestlé S.A., acquired 51% of shares of Manantial S.A. for ThCh$ 9,416,524. Manantial S.A. is a Chilean company that specializes in purified water in bottles for  home and office, use through dispensers referred to internationally as HOD (Home and Office Delivery). Subsequently, on June 7, 2013, the Company paid the outstanding balance of ThCh$ 1,781,909.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

(3) CCU Inversiones II Limitada

As explained in Note 19, the Company acquired 50% of shares of Central Cervecera de Colombia S.A.S.

(4) Compañía Cervecera Kunstmann S.A.

On September 27, 2012, the Company, through the subsidiary Cervecera Kunstmann S.A., acquired 49% of rights of Los Huemules S.R.L. for ThCh$ 271,843. Los Huemules S.R.L. is an Argentinian company that specializes in gastronomic services.

Below we briefly describe the companies that qualify as joint operations:

(a)    Promarca S.A.

Promarca S.A. is a closed stock company with its main activity being the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

At December 31, 2014, Promarca S.A. recorded a profit of ThCh$ 4,646,620 (ThCh$ 4,540,335 in 2013 and ThCh$ 3,976,943 in 2012), which in accordance with the Company´s policies is 100% distributable.

(b)   Compañía Pisquera Bauzá S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement for the commercialization and distribution of the pisco brand Bauzá in Chile. In addition, this transaction included the acquisition by CPCh of 49% of Compañía Pisquera Bauzá S.A. (CPB), owner of the brand Bauzá in Chile. The family Bauzá owns 51% of that company and all of its productive assets, thereby continuing the link to the production of pisco Bauzá maintaining its quality, origin and premium character. The total cost of this transaction as of December 31, 2011, was ThCh$ 4,721,741 and the total disbursement was ThCh$ 2,456,489. On December 2, 2013 the Company proceeded to pay outstanding balance of ThCh$ 1,529,715.

At December 31, 2014, CPB recorded a profit of ThCh$ 109,207 (ThCh$ 133,635 in 2013 and ThCh$ 85,140 in 2012), which in accordance with the Company´s policies is 100% distributable.

(c) Bebidas CCU-Pepsico SpA

On October 23, 2013, formed a new company called Bebidas CCU-PepsiCo SpA (BCP), which is defining as an arrangement operation, where the subsidiary Embotelladoras Chilenas Unidas S.A. has the 50% of participation. The capital of this entity amounts to ThCh$ 1,000. The purpose of this company is the manufacture, production, processing, transformation, transport, import, export, purchase, sale and in general comercialization of all type of concentrates. Its operations commenced January 1, 2014.

At December 31, 2014, BCP recorded a profit of ThCh$ 789,648, which in accordance with the Company´s policies is 100% distributable.

The companies mentioned above (letter a), b) and c)) meet the conditions stipulated in IFRS 11 to be considered "joint operations", as the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% royalty charged to the joint operators from the sale of products using these trademarks.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 2  Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied uniformly to the periods presented.

The consolidated financial statements cover the following periods: Statement of Financial Position as of December 31, 2014 and December 31, 2013, Statement of changes in Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the years ended December 31, 2014, 2013 and 2012.

The amounts shown in the attached financial statements are expressed in thousands of Chilean pesos, which is the Company’s functional currency. All amounts have been rounded to thousand pesos, except when otherwise indicated.

The consolidated financial statements have been prepared on the historical basis, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 for disclosure of significant accounting estimates and judgments.

At the date of issuance of these consolidated financial statements the following Amendments, Improvements and Interpretations to existing IFRS standards have been published during the financial year 2014 and the Company has adopted and implemented as appropriate. These were made mandatory from the following dates:

Next Standards Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 32	Offsetting financial Assets and Financial Liabilities	January 1, 2014
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment entities	January 1, 2014
Amendments to IAS 36	Recoverable amount Disclosures for non-financial assets	January 1, 2014
IFRIC 21	Levies	January 1, 2014
Amendments to IAS 39	Novation of derivatives and continuation of hedge accounting	January 1, 2014
Amendments to IAS 19	Defined benefit plans: employee contributions	January 1, 2014
Improvement IFRS 2	Definition of vesting condition	July 1, 2014
Improvement IFRS 3	Accounting for contingent consideration in a business combination	July 1, 2014
Improvement IFRS 8	Aggregation of operating segments - Reconciliation of the total of the reportable segments' assets to the entity's assets	July 1, 2014
Improvement IFRS 13	Fair value measurement	July 1, 2014
Improvement IAS 16	Revaluation method - proportionate restatement of accumulated depreciation	July 1, 2014
Improvement IAS 24	Related party disclosures	July 1, 2014
Improvement IAS 38	Revaluation method - proportionate restatement of accumulated amortization	July 1, 2014
Improvement IFRS 1	Meaning of "effective IFRSs"	July 1, 2014
Improvement IFRS 3	Scope exceptions for joint ventures	July 1, 2014
Improvement IFRS 13	Scope of paragraph 52	July 1, 2014
Improvement IAS 40	Clarifying the interrelationship between IFRS 3 and IAS 40 when classifying property as investment property or owner - occupied property	July 1, 2014

The adoption of these standards had no significant impact on the consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

At the date of issuance of these consolidated financial statements the following IFRS Amendments, Improvements and Interpretations to the existing standards have been published, which are not yet effective and the Company has not adopted earlier application:

Next Standards Improvements and Amendments		Mandatory for years beginning in:
Amendments to IFRS 11	Accounting for acquisitions of interests in joint operations	January 1,2016
Amendments to IAS 16 and IAS 38	Clarification of acceptable methods of depreciation and amortisation	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: bearer plants	January 1, 2016
Amendments to IAS 27	Equity method in separate financial statements	January 1, 2016
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	January 1, 2016
Improvement IFRS 7	Servicing contracts - applicability of the amendments to IFRS 7 to condensed interim financial statements	January 1, 2016
Improvement IFRS 19	Discount rate: regional market issue	Januay 1, 2016
Improvement IAS 34	Disclosure of information elsewhere in the interim financial report	January 1, 2016
IFRS 14	Regulatory deferral accounts	January 1, 2016
Improvement IFRS 5	Changes in methods of disposal	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidated Exception	January 1, 2016
Amendments IAS 1	Disclosure Initiative	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
IFRS 9	Financial Instruments	January 1, 2018

The Company estimates that the adoption of the Standards, Amendments and Interpretations as described above will not have a material impact on the consolidated financial statements upon initial application.

2.2         Basis of consolidation

Subsidiaries

Subsidiaries are the entities over which the Company is empowered to direct financial and operational policies, which is generally the result of ownership of over half the voting rights. Subsidiaries are consolidated as from the date on which control was obtained by the Company, and they are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, independently from the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1, in those joint arrangements that qualify as joint operations, the Company recognises the assets, liabilities, gains (losses) from operational activities respect of its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Group’s entities are eliminated during consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the subsidiaries’ accounting policies are amended to ensure uniformity with the policies adopted by the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Non-controlling Interest

The non-controlling interest is presented in the Equity section of the Statement of Financial Position. The net income attributable to equity holder of the parent and the non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for by the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition the Company maintains investments in associates which are defined as those entities that investor has significant influence and is not a subsidiary or is a joint venture.

The Company accounts for its participation in joint arrangement that qualify as joint ventures and associates using the equity method. The financial statements of the joint ventures are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to conform any difference in accounting policies that may exist to the Company´s accounting policies.

Whenever the Company contributes or sells assets to the companies under joint control or associate, any part of the income or loss originated by the transaction is recognized based on how the asset is realized. Whenever the Company purchases assets of such companies, it does not recognize its share in the income or loss of the joint venture as regards to such transaction until the asset is sold or realized by the joint venture.

2.3         Financial information as per operating segments

The Company has defined three Operating segments which essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- Río de la Plata and 3.- Wine. Until December 31, 2013, the The Company reported three reportable segments within which identified six Operating segments and has restated the corresponding segment information from previous periods, according to IFRS 8.

These Operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by each segment chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 7).

The segments performance is measured according to several indicators, of which OR (Operating Result), ORBDA (Operating Result Before Depreciation and Amortization), ORBDA margin (ORBDA’s % of total revenues for the Operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The company defined the Operating Result as the Income (loss) before Other gains (losses), Net financial cost, Equity  and income from joint ventures and associates, Foreign currency exchange differences, Results as per adjustment units and Income tax, and the ROADA, for the Company purposes, is defined as Operating Result before Depreciation and Amortization.

Corporate revenues and expenses are presented separately within the Other segment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

2.4         Foreign currency and unidad de fomento (Adjustment unit)

Presentation and functional currency

The Company uses the Chilean peso ($ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentine, Uruguayan and Paraguayan subsidiaries is the Argentine peso, Uruguayan peso and Paraguayan guarani, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in Foreign currency exchange differences, while the difference arising from the changes in adjustment units are recorded in the statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso are translated into Chilean pesos by using the exchange rates valid as of the date of the consolidated financial statements, and the exchange differences originated by the translation of the assets and liabilities are recorded in Equity Reserve, under the Currency Translation Reserves item. The income and expense are translated at the monthly average exchange rate for the corresponding terms as differences since there have not been significant fluctuations in the exchange rates during each month.

The exchange rates of the primary foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December 2014, 2013 and 2012 are as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	606.75	524.61	479.96
Euro	EUR	738.05	724.30	634.45
Argentine Peso	ARG	70.96	80.45	97.59
Uruguayan Peso	UYU	24.90	24.49	25.12
Canadian Dollar	CAD	522.88	492.68	482.27
Sterling Pound	GBP	944.21	866.41	775.76
Paraguayan guarani	PYG	0.13	0.11	0.11
Bolivians	BS	88.45	76.47	525.52
Adjustment Units
Unidad de fomento	UF	24,627.10	23,309.56	22,840.75

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

2.5         Cash and cash equivalents

Cash and cash equivalents includes cash available, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under re-sale agreements, as well as short-term investments with a high liquidity, normally with an original maturity of up to three months.

2.6         Financial instruments

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position according to the following:

As of the date of the initial recognition, Management classifies its financial assets (i) at fair value through profit and loss and (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired. For those instruments not classified at fair value through income, any cost attributable to the transaction is recognized as part of the asset value.

The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statement closing date. For those investments without an active market, the fair value is determined using valuation technique including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flow, and (iv) other valuation models.

After the initial recognition the Company values the financial assets as described below:

Financial assets at fair value through profit and loss

These assets are valued at fair value and the income or losses originated by the fair value variation are recognized in the Consolidated Statement of Income.

The assets at fair value through profit and loss include financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Accounts receivable

Trade receivable credits or accounts are recognized according to their invoice value.

Estimated losses from bad debts are determined by applying differentiated percentages, taking into account maturity factors, until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted because they do not differ significantly from their fair value. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position according to the following:

Debts and financial liabilities that accrue interests

Loans and financial obligations accruing interest are initially recognized at the fair value of the resources obtained, less costs incurred directly attributable to the transaction. After initial recognition, loans and obligations accruing interest are valued at their amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income during the term of the loan, using the effective interest rate method.

Interest paid and accrued related to debts and obligations used in a financing operations appear under financial cost.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Loans and obligations accruing interest with a maturity within twelve month period are classified as current liabilities, unless the Company has the unconditional right to defer the payment of the obligation for at least a twelve month period after the financial statement closing date.

Trade accounts payable and other payables

Accounts payable and other accounts payable are initially recognized at their nominal value because they do not differ significantly from fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest method.

Derivative Instruments

All derivative financial instruments are initially recognized as of the date of the agreement and subsequently revalued at their fair value as of the date of the financial statements. Gains and losses resulting from fair value measurement are recorded in the Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument qualifies is designated, and is effective as a hedging instrument.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the instrument used is effective to offset changes in fair value or in the cash flows of the hedged item. A hedge is considered effective when changes in the fair value or in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

The total fair value of hedging derivatives are classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The effect on results of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Statement of Income.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original document. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. However, from December 31, 2012, such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on sight, with the original document and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

2.7           Financial asset impairment

At each financial statement date the Company assesses if a financial asset or financial group of assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, as Administrative expenses.

In the event that during subsequent periods the impairment loss amount decreases and such decrease may be objectively related to an event occurring after impairment recognition, the impairment loss previously recognized is reversed.

Any subsequent impairment reversal is recognized in Income provided that the book value of the asset does not exceed its value as of the date the impairment was recognized.

2.8         Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

Costs associated with agricultural activities (winery) are deferred up to the harvest date, at which time they become part of inventory cost for subsequent processes.

2.9         Other non-financial assets

Other non-financial assets mainly include disbursements related to commercial advertising preparation that is in process but has not yet been shown, advances to property, plant and equipment to suppliers and current and non-current advertising agreements.

2.10       Property, plant and equipment

Property, plant and equipment are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both the disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment flow towards the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expense when incurred.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Property, plant and equipment depreciation, including the assets under financial lease, is calculated on a straight line basis over the estimated useful life of the fixed assets, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furniture and accessories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass and plastic containers	3 to 12

Gain and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

When the book value of an item of Property, plant and equipment exceeds its recoverable amount, it is immediately reduced to its recoverable amount (See Note 2.16).

2.11       Leases

Lease agreements are classified as financial leases when the agreement transfers to the Company substantially all the risks and rewards inherent to the asset ownership, according to International Accounting Standard No. 17 “Leases”. For those agreements that qualify as financial leases, at the initial date an asset and a liability are recognized at a value equivalent to the lower of the fair value of the asset and the present value of future lease payments. Subsequently, lease payments are allocated between the financial expense and the obligation reduction, so that a constant interest rate on the obligation balance is obtained.

Lease agreements that do not qualify as financial leases are classified as operating leases. Lease payments of operating leases are charged to income on a straight line basis over the life of the lease.

2.12         Investment property

Investment property consists of land and building held by the Company with the purpose of generating appreciation and are not used in the normal course of business, and are recorded at historic cost less impairment loss, if any. Investment property depreciation is calculated on a straight line basis over the estimated useful life of such property, taking into account the estimated residual value of such property.

2.13         Biological assets

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT or the Company) and its subsidiaries consist of vines under formation and under production. The harvested grapes are used for the later production of wines.

Vines under production are valued at the historic cost, less depreciation and any impairment loss. Agricultural production (grapes) resulting from the vines under production is valued at its cost value when harvested.

Depreciation of under production vines is recorded on a straight-line basis based on the 30-years average estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

Costs incurred in acquiring and planting new vines are capitalized.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The Company uses the amortized historical cost to value its biological assets, on the basis that management considers that it represents a reasonable approximation of fair value.

2.14       Intangible assets other than goodwill

Commercial Trademarks

The Company’s commercial trademarks correspond to intangible assets with an indefinite useful life that are presented at their historic cost, less any impairment loss. The Company believes that through marketing investments trademarks maintain their value, consequently they are considered as having an indefinite useful life and they are not amortizable. Such assets are subject to impairment tests on a yearly basis, or when factors exist indicating a likely loss of value (Note 2.16).

Software Program

Software Program licenses acquired are capitalized at the value of the costs incurred for their acquisition and preparation for the use of the specific programs. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of the software programs are recognized as expense in the year during which they are incurred.

Research and development

Research and development expenses are recognized in the period incurred.

Water Rights

Water Rights acquired by the Company correspond to the existing exploitation rights of water from natural sources, and they are recorded at their attributed cost as of the transition date to IFRS. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value (See Note 2.16).

2.15       Goodwill

Goodwill represents the excess of cost of a business combination over the Company’s share in the fair value of identifiable assets, liabilities and contingent liabilities as of the acquisition date, and is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

For the purposes of impairment tests, goodwill is assigned Cash Generating Units (CGU) that are expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 21) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired.

An impairment loss is recognized for the amount that the book value of the cash generating unit exceeds its recoverable value, the recoverable value being the higher of the fair value of the cash generating unit, less costs to sell and its value in use.

An impairment loss is first assigned in goodwill to reduce its book value, and then to other assets in the cash generating unit. A recognized impairment loss is not reversed in the following years.

2.16       Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of impairment indicators on non-financial assets. When indicators exist, the Company estimates the recoverable amount of the impaired asset. In case it is not possible to estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

For indefinite useful life intangible assets, which are not amortized, the Company performs all required test to ensure that the carrying amount does not exceed recoverable value.

The recoverable amount is defined as the higher of the fair value, less cost to sell and the value in use. The value in use is determined by estimating future cash flows associated with the asset or with the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. In the event the asset book value exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For other non-financial assets different than goodwill and intangibles with indefinite useful life, the Company assesses the existence of impairment indicators when some event or change in business circumstances indicate that the book value of the asset may not be recoverable and impairment is recognised when the book value is higher than its recoverable value.

The Company annually assesses if impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its book value increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The asset amount increase resulting from the reversal of the impairment loss is limited to the amount that would have been recorded had impairment not occurred.

2.17       Assets of a disposal group held for sale

Property, plant and equipment expected to be recovered primarily through sale rather than through continuing use, for which active sale negotiations have begun and it is estimated that they will be sold within twelve months following the closing date are classified as assets of a disposal group held for sale.

These assets are measured at the lower of their book value and the estimated fair value, less costs to sell. From the moment in which the assets are classified as assets of a disposal group held for sale they are no longer depreciated.

2.18       Income taxes

Income taxes are composed by the legal obligations and the deferred taxes recognized according to International Accounting Standard Nº 12 – Income Taxes. Income tax is recognized in the Statement of Income, except when it is related to entries directly recorded in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of the taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates, which are Chile, Argentina, Uruguay and Paraguay.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the book value of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized for temporary differences arising from investments in subsidiaries and associates, except in those cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those originated by tax losses are recognized provided it is likely that in the future there are taxable profits against which deductible temporary differences may be charged.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same taxing authority.

2.19       Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Income.

As of December 31, 2012, the actuarial gains and losses originated by the valuation of the liabilities subject to such plans, was recorded directly in the Consolidated Statement of Income. Additionally, at the same date, the financial cost related to severance indemnity was recorded under Cost of sales or Administrative expenses. Beginning January 1, 2013 due to the amendment of IAS 19 (applied prospectively), the actuarial gains and losses are recognised directly in Other Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under Financial cost in the Consolidated Statement of Income.

2.20       Provisions

Provisions are recognized when: (i) the Company has a current obligation, legal or implicit, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of financial statements closing date, are Management´s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts by which the Company establishes provisions against Income correspond to civil, labour and taxation proceedings that could affect the Company (See Note 29).

2.21       Revenue recognition

Revenues are recognized when it is likely that economic benefits flow to the Company and can be measured reliably. Income is measured at the fair value of the economic benefits received or to be received, and they are presented net of valued added taxes, specific taxes, returns, discounts and rebates.

Sales of goods are recognized after the Company has transferred to buyer all the risks and benefits inherent in the ownership of such goods, and it does not hold the right to dispose of them; in general, this means that sales are recorded at the transfer of risks and benefits to clients, pursuant to the terms agreed in the commercial agreements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, juices, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains. None of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Exports

In general, the Company´s delivery conditions for sale are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•              "FOB (Free on Board) shipping point", by which buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon the delivery of merchandise to the transporter hired by buyer.

•              “CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the maritime or air company in accordance with the relevant terms. The sales occur and revenue is recognized upon the delivery of the merchandise at the port of destination.

In the event of discrepancies between the commercial agreements and delivery conditions those established in the agreements shall prevail.

2.22       Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold by reason of commercial initiatives development (temporary promotions), (iii) services payment and rendering of counter-services (advertising and promotion agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotion magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the sales price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

The commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.23       Cost of sales of products

The costs of sales include the production cost of the products sold and other costs incurred to place inventories in the locations and under the conditions necessary for the sale. Such costs mainly include raw material costs, packing costs, production staff labour costs, production-related assets depreciation, returnable bottles depreciation, license payments, operational costs and plant and equipment maintenance costs.

2.24         Other expenses by function

Other expenses by function include, mainly advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at client’s facilities) and marketing and sales staff remuneration and compensations.

2.25         Distribution expenses

Distribution costs include all the necessary costs to deliver products to clients.

2.26       Administration expenses

Administration expenses include the support units staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current assets amortization and other general and administration expenses.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

2.27       Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be calculated reliably.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income as incurred, except, investments in infrastructure designed to comply with environmental requirements, are recorded following the accounting policies for property, plant and equipment.

Note 3 Estimates and application of professional judgment

Financial statement preparation requires estimates and assumptions from Management affecting the amounts included in the consolidated financial statements and their related notes. The estimates made and the assumptions used by the Company are based on the historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•              The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2.15 and Note 21).

•              The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2.14 and Note 20).

•              The assumptions used in the current calculation of liabilities and obligations to employees (Note 2.19 and Note 31).

•              Useful life of property, plant and equipment (Note 2.10 and Note 22), biological assets (Note 2.13 and Note 25) and intangibles (Note 2.14 and Note 20).

•              The assumptions used for the calculation of fair value financial instruments (Note 2.6 and Note 6).

•              The occurrence likelihood and the estimates amount in an uncertain or contingent manner (Note 2.20, Note 29).

Such estimates are based on the best available information of the events analysed to date in these consolidated financial statements. However, it is possible that events that may occur in the future that result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

As of December 31, 2014, there have been no significant changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

Note 5  Risk Administration

Risk administration

In those companies without a significant non-controlling interest, the Company’s Administration and Finance Officer provides a centralized service for the group’s companies to obtain financing and administration of exchange rate, interest rate, liquidity, inflation, raw material and loan risks. Such activity operates according to a policies and procedures framework, which is regularly reviewed to comply with the purpose of administrating the risk originated by the business needs.

In those companies with a significant non-controlling interest (VSPT, CPCh, Aguas CCU-Nestlé and Cervecera Kunstmann) each Administration and Finance Officer exercises such responsibility. When necessary, the Board of Directors has the final responsibility for establishing and reviewing the risk administration structure, as well as for the review of significant changes made to the risk administration policies.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

According to the financial risk policies, the Company uses derivative instruments only for the purpose of covering exposures to the interest rate and exchange rate risks originated by the Company’s operations and its financing sources. The Company does not acquire derivative facilities with speculative or investment purposes nevertheless, some derivatives are not treated as hedges for accounting purposes because they do not qualify as such. Transactions with derivative instruments are exclusively carried out by staff under the Finance Management and Internal Audit Management regularly reviews the control environment of this function. The relationship with Credit Rating Agencies and the monitoring of financial restrictions (covenants) are also administered by Finance Management.

The Company’s main risk exposure is related to the exchange rates, interest rates, inflation and raw material prices (commodities), taxes, client’s accounts receivable and liquidity. For the purpose of managing the risk originated by such exposures, several financial instruments are used.

For each of the following, where applicable, sensitivity analysis developed are for illustrative purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constants.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in Argentina, Uruguay and Paraguay. The Company’s greatest exchange rate exposure is the variation of the Chilean peso as compared to the US Dollar, Euro, Sterling Pound, Argentine Peso, Uruguayan Peso and Guarani paraguayan.

As of December 31, 2014, the Company maintained foreign currency obligations amounting to ThCh$ 46,780,406 (ThCh$ 46,597,983 in 2013), mostly denominated in US Dollars. Foreign currency obligations accruing variable interest (ThCh$ 19,838,965 in 2014 and ThCh$ 21,618,277 in 2013) represent 11% (9% in 2013) of the total of Other financial liabilities. The remaining 89% (91% in 2013) is denominated in inflation-indexed Chilean pesos (see inflation risk section). In addition, the Company maintains foreign currency assets for ThCh$ 57,086,683 (ThCh$ 47,369,197 in 2013) that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 7,043,648 (ThCh$ 9,412,041 in 2013).

Regarding the Uruguayan subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 2,030 (ThCh$ 466,519 in 2013).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2014, the Company’s mitigate net asset exposure in foreign currencies in Chile, after the use of derivative instruments, is an asset amounting to ThCh$ 2,588,053 (liability of ThCh$ 1,068,823 in 2013).

Of the Company’s total sales, both in Chile,  Argentina and Uruguay, 8% (8% in  2013 and 9% in 2012) corresponds to export sales made in foreign currencies, mainly US Dollars, Euro and Sterling Pound and of the total costs 55% (57% in 2013 and 2012) corresponds to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the eventual variations in the expected cash flows from such transactions.

The Company is also exposed to movements in exchange rates relating to the conversion from Argentine pesos Paraguayan guaranis, and Uruguayan pesos to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay and Paraguay. The Company does not cover the risks associated with the conversion of its subsidiaries, which effects are recorded in Equity.

As of December 31, 2014, the net investment in Argentine subsidiaries amounted to ThCh$ 90,604,760 (ThCh$ 84,362,639 in 2013), Uruguay amounted to ThCh$ 14,539,508 (ThCh$ 8,815,230 in 2013) and in Paraguay amounted to
ThCh$ 22,609,205 (ThCh$ 11,254,656 in 2013).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the  period ended as of December 31, 2014, related to the foreign currency denominated assets and liabilities, was a loss of ThCh$ 613,181 (ThCh$ 4,292,119 in 2013 and ThCh$ 1,002,839 in 2012). Considering the exposure as of December 31, 2014, and assuming a 10% increase (or decrease) in the exchange rate, and maintaining constant all other variables, such as interest rates, it is estimated that the effect over the Company’s income would be income (loss) after taxes of
ThCh$ 204,456 (income (loss) of ThCh$ 85,506  in 2013 and ThCh$ 234,606 in 2012).

Considering that approximately 8% of the Company’ sales relates to export sales carried out in Chile (8% and 9% in 2013 and 2012 respectively), in currencies different from the Chilean Peso, and that in Chile approximately 53% (53% in 2013 and 52% in 2012) of the costs are indexed to the US Dollar, and assuming that the Chilean Peso will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be income (loss) after taxes of ThCh$ 10,223,655 (income (loss) from ThCh$ 9,970,631 in 2013 and ThCh$ 8,965,359 in 2012).

The Company can also be affected by the variation of the exchange rate of the countries included in Río de la Plata Operating Segment (Argentina, Uruguay and Paraguay), since the result is converted to Chilean Pesos at the average rate of each month. The result of the operations in Río de la Plata Operating Segment during the year 2014 were ThCh$ 28,152,804 (ThCh  $ 26,693,464 in 2013 and ThCh  $ 28,057,163 in 2012). Therefore, a depreciation (or appreciation) of 10% in the exchange rate of the Argentine and Uruguayan Peso and the Paraguayan Guarani against the Chilean Peso, would be a loss (income) before tax of ThCh$ 2,815,250 (ThCh$ 2,790,898  in 2013 and ThCh$ 2,818,189 in 2012).

The net investment maintained in subsidiaries that operate in Argentina amounts to ThCh$ 90,604,760 as of December 31, 2014 (ThCh$ 84,362,639 in 2013). Assuming a 10% increase or decrease in the Argentine peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 9,060,476 (ThCh$ 8,436,264 in 2013) recorded as a credit (charge) against Equity.

The net investment maintained in subsidiaries that operate in Uruguay amounts to ThCh$ 14,539,508 as of December 31, 2014 (ThCh$ 8,815,230 in 2013). Assuming a 10% increase or decrease in the Uruguayan peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 1,453,951 recorded as a credit (charge) against Equity (ThCh$ 881,523 in 2013).

The net investment maintained in subsidiaries that operate in Paraguay amounts to ThCh$ 22,609,205 as of December 31, 2014 (ThCh$ 11,254,656 in 2013). Assuming a 10% increase or decrease in the Uruguayan peso exchange rate as compared to the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 2,260,921 (ThCh$ 1,125,466 in 2013) recorded as a credit (charge) against Equity.

The company does not cover the risks associated with the currency conversion of the financial statements of its subsidiaries that have other functional currency, whose effects are reported in Equity.

Interest rates risk

The interest rate risk mainly originated from the Company’s financing sources. The main exposure is related to LIBOR variable interest rate indexed obligations.

As of December 31, 2014, the Company had a total ThCh$ 13,690,987 in debt indexed to LIBOR (ThCh$ 11,840,117 in 2013). Consequently, as of December 31, 2014, the company’s financing structure is made up (without considering the effects of cross currency swaps effect) of approximately 7% (5% in 2013) in debt with variable interest rates, and 93% (95% in 2013) in debt with fixed interest rates.

To administer the interest rate risk, the Company has a policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

As of December 31, 2014, after considering the effect of interest rates and currency swaps, approximately 100% (100% in 2013) of the Company’s long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2014, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 27.

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended as of December 31, 2014, related to short-term and long-term debts amounted to ThCh$ 22,957,482 (ThCh$ 24,084,226 in  2013 and ThCh$ 17,054,879 in 2012). As of December 31, 2014 we were 100% covered against interest rate fluctuations (100% covered as of December 31, 2013).

Inflation risk

The Company maintains a series of Unidad de Fomento* (UF) indexed agreements with third parties, as well as UF indexed financial debt, which means that the Company is exposed to the UF fluctuations, generating increases in the value of the agreements and inflation adjustable liabilities, in the event it experiences growth. This risk is mitigated by the Company’s policy of keeping the unitary net sales in UF constant, as long as the market conditions allows it.

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily based on changes in the previous month´s inflation rate.

Inflation sensitivity analysis

The income for total adjustment unit recognized in the Consolidated Statement of Comprehensive Income for the twelve month ended as of December 31, 2014, related to UF indexed short-term and long-term debt, and resulted in a loss of ThCh$ 4,159,131 (ThCh$  1,801,765 in 2013 and ThCh$ 5,057,807 in 2012). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 3,035,371 (ThCh$ 2,999,467 in 2013 and ThCh$ 5,079,454 in 2012) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to the raw material price variation is related to barley and malt used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its barley and malt supply both from local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the malt price according to the agreements. The purchases commitments made expose the Company to a raw material price fluctuation risk. During 2014, the Company purchased 52,720 tons (54,162 tons in 2013) of barley and 37,315 tons (32,203 tons in 2013) of malt. CCU Argentina acquires mainly malt from local producers. Such raw materials represent approximately 12% (12% in 2013) of the direct cost of Chile Operating segment.

Of the cost of Chile Operating segment, the cost of cans represents approximately 12% of the direct cost (16% in 2013). Meanwhile in Río de la Plata Operating segment the cans cost represent approximately 20% of the direct cost of raw materials in 2014 (22% in 2013).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw materials, which jointly represent approximately 29% (27% in 2013) of the direct cost of Chile Operating segment. The company does not engage in hedging the purchases of raw materials.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Grapes and wine

The main raw material used by the subsidiary VSPT for wine production are harvested grapes from own production and grapes and wines acquired from third parties through long term and spot contracts. Approximately 23% (31% in 2013) of total wine of VSPT supply comes from its own vineyards. In the export business the own supply for 2014 was 37% (37% for 2013).

The remaining 77% (69% in 2013) supply is purchased from third parties through. During 2014, the subsidiary VSPT acquired 69% (55% in 2013) of the necessary grapes and wine from third parties through spot contracts. it also acquired 8% of its grape needs in 2014 from long term agreements (15% in 2013).

As of December 31, 2014, we must consider that wine represents 59% (58% in 2013) of the total direct cost of VSPT.

Raw material price sensitivity Analysis

The total direct cost in the Consolidated Statement of Income for 2014 amounts to ThCh$ 433,749,832 (ThCh$ 382,645,778 in 2013 and ThCh$ 361,570,855 in 2012). Assuming a reasonably possible increase (decrease) in the direct cost of each Operating segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 21,875,405 (ThCh$ 20,363,653 in 2013 and ThCh$ 18,419,284 in 2012) for Chile Operating segment, ThCh$ 5,925,786 (ThCh$ 5,421,437 in 2013 and ThCh$ 5,018,556 in 2012) for Río de la Plata Operating segment, ThCh$ 6,414,035 (ThCh$ 6,180,951 in 2013 and ThCh$ 6,553,854 2012) for Wine Operating segment.

Credit risk

The credit risk to which the Company is exposed originates from: a) the commercial accounts receivable maintained with retail clients, wholesale distributors and supermarket chains of domestic markets; b) accounts receivable from exports; and c) financial facilities maintained with Banks and financial institutions, such as demand deposits, mutual funds investments, facilities acquired under resale commitments and derivatives.

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. Outstanding commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of December 31, 2014, amounts to 89% (89% in 2013) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 18.2 days (21 days in 2013).

As of December 31, 2014, the Company had approximately 904 clients (854 clients in 2013) indebted in over Ch$ 10 million each that together represent approximately 86% (86% in 2013) of the total commercial accounts receivable. There were 195 clients (184 clients in 2013) with balances over Ch$ 50 million each, representing approximately 76% (76% in 2013) of the total accounts receivable. The 94% (95% in 2013) of such accounts receivable are covered by the loan insurance.

The Company believes that no additional credit risk provisions are needed to the individual and collective provisions determined at December 31, 2014, as a large percentage of these are covered by insurance.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 90% (83% in 2013) of the total accounts receivable. Pending payment of commercial accounts receivable is regularly monitored. Apart from the loan insurance, having diversified sales in different countries decreases the loan risk.

As of December 31, 2014, there were 72 clients (75 clients in 2013) indebted for over ThCh$ 65,000 each, which represent 87% (87% in 2013) of the total accounts receivable of the export market.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 32 days (47 days in 2013).

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2014. See analysis of accounts receivables maturities and losses due to impairment of accounts receivables (Note 15).

The Company has policies limiting the counterparty loan risk exposure with respect to financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have significant risk concentration with any specific financial institutions as of December 31, 2014.

Tax risk

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages.

The Argentine excise tax is 8.7% for beer, and the Chilean excise tax is 20.5% for beer and wine, 31.5% for spirits, 18% for sugar content non alcoholic beverages and 10% for no sugar content non alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company administers liquidity risk at a consolidated level. The cash flows originated from operational activities being the main liquidity source. Additionally, the Company has the ability to issue debt and equity instruments in the capital market according to our needs.

To manage short-term liquidity, the Company considers projected cash flows for a twelve months moving period and maintains cash and cash equivalents available to meet its obligations.

Based on the current operational performance and its liquidity position, the Company estimates that cash flows originated by operating activities and the cash available shall be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and the foreseeable future.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

A summary of the Company’s financial liabilities with their maturities as of December 31, 2014 and 2013, based on the non-discounted contractual cash flows appears below:

As of December 31, 2014	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	95,822,149	51,813,214	52,789,648	-	104,602,862
Bond payable	73,937,639	5,485,283	23,204,531	71,545,695	100,235,509
Financial leases obligations	17,392,945	1,681,160	5,228,658	28,911,336	35,821,154
Deposits for return of bottles and containers	11,787,424	11,787,424	-	-	11,787,424
Sub-Total	198,940,157	70,767,081	81,222,837	100,457,031	252,446,949
Derivative financial liabilities
Liability coverage	228,376	161,879	(307,947)	-	(146,068)
Derivative hedge liabilities	684,317	684,317	-	-	684,317
Sub-Total	912,693	846,196	(307,947)	-	538,249
Total	199,852,850	71,613,277	80,914,890	100,457,031	252,985,198

As of December 31, 2013	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	80,971,892	38,895,940	50,142,798	1,817,484	90,856,222
Bond payable	153,032,487	77,504,882	24,887,830	81,315,757	183,708,469
Financial leases obligations	16,932,430	1,744,243	5,271,866	28,476,487	35,492,596
Deposits for return of bottles and containers	11,451,872	11,451,872	-	-	11,451,872
Sub-Total	262,388,681	129,596,937	80,302,494	111,609,728	321,509,159
Derivative financial liabilities
Liability coverage	201,064	137,151	66,551	-	203,702
Derivative hedge liabilities	661,473	661,473	-	-	661,473
Sub-Total	862,537	798,624	66,551	-	865,175
Total	263,251,218	130,395,561	80,369,045	111,609,728	322,374,334

View current and non-current book value in Note 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each year:

	As of December 31, 2014		As of December 31, 2013
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	214,774,876	-	408,853,267	-
Other financial assets	6,483,652	343,184	4,468,846	38,899
Accounts receivable - trade and other receivable (net)	238,602,893	-	211,504,047	-
Accounts receivable from related companies	11,619,118	522,953	9,610,305	350,173
Total financial assets	471,480,539	866,137	634,436,465	389,072
Bank borrowings	49,137,896	46,684,253	33,193,852	47,778,040
Bonds payable	3,029,425	70,908,214	74,432,086	78,600,401
Financial leases obligations	518,139	16,874,806	612,491	16,319,939
Derivative hedge liabilities	684,317	-	661,473	-
Liability coverage	161,092	67,284	136,414	64,650
Deposits for return of bottles and containers	11,787,424	-	11,451,872	-
Total other non-financial liabilities (*)	65,318,293	134,534,557	120,488,188	142,763,030
Account payable- trade and other payable	203,782,805	369,506	183,508,115	841,870
Accounts payable to related entities	10,282,312	-	7,286,064	377,020
Total financial liabilities	279,383,410	134,904,063	311,282,367	143,981,920

(*) See Note 27 Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Financial instruments fair value

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the Consolidated Statements of Financial Position:

a)   Composition of financial assets and liabilities:

	As of December 31, 2014		As of December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	214,774,876	214,774,876	408,853,267	408,853,267
Other financial assets	6,826,836	6,826,836	4,507,745	4,507,745
Accounts receivable - trade and other receivable (net)	238,602,893	238,602,893	211,504,047	211,504,047
Accounts receivable from related companies	12,142,071	12,142,071	9,960,478	9,960,478
Total financial assets	472,346,676	472,346,676	634,825,537	634,825,537
Bank borrowings	95,822,149	98,167,470	80,971,892	81,571,288
Bonds payable	73,937,639	80,134,117	153,032,487	149,220,332
Financial leases obligations	17,392,945	28,975,321	16,932,430	19,849,691
Derivative hedge liabilities	684,317	684,317	661,473	661,473
Liability coverage	228,376	228,376	201,064	201,064
Deposits for return of bottles and containers	11,787,424	11,787,424	11,451,872	11,451,872
Total other non-financial liabilities (*)	199,852,850	219,977,025	263,251,218	262,955,720
Account payable- trade and other payable	204,152,311	204,152,311	184,349,985	184,349,985
Accounts payable to related entities	10,282,312	10,282,312	7,663,084	7,663,084
Total financial liabilities	414,287,473	434,411,648	455,264,287	454,968,789

The book value of current accounts receivables, cash and cash equivalents and other financial assets and liabilities approximate fair value due to the short-term nature of such facilities, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

b)   Financial instruments as per category:

As of December 31, 2014	Fair value with changes in income	Cash and cash equivaletns and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	5,467,620	-	343,184	5,810,804
Marketable securities and investments in other companies	1,016,032	-	-	1,016,032
Total other financial assets	6,483,652	-	343,184	6,826,836
Cash and cash equivalents	-	214,774,876	-	214,774,876
Accounts receivable-trade and other receivables (net)	-	238,602,893	-	238,602,893
Account receivable from to related companies	-	12,142,071	-	12,142,071
Total	6,483,652	465,519,840	343,184	472,346,676

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

As of December 31, 2014	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	95,822,149	95,822,149
Bonds payable	-	-	73,937,639	73,937,639
Financial leases obligations	-	-	17,392,945	17,392,945
Deposits for return of bottles and containers	-	-	11,787,424	11,787,424
Derivative financial instruments	684,317	228,376	-	912,693
Total others financial liabilities	684,317	228,376	198,940,157	199,852,850
Account payable- trade and other payable	-	-	204,152,311	204,152,311
Accounts payable to related entities	-	-	10,282,312	10,282,312
Total	684,317	228,376	413,374,780	414,287,473

As of December 31, 2013	Fair value with changes in income	Cash and cash equivalents and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	2,349,405	-	1,039,003	3,388,408
Marketable securities and investments in other companies	1,119,337	-	-	1,119,337
Total other financial assets	3,468,742	-	1,039,003	4,507,745
Cash and cash equivalents	-	408,853,267	-	408,853,267
Accounts receivable-trade and other receivables (net)	-	211,504,047	-	211,504,047
Account receivable from to related companies	-	9,960,478	-	9,960,478
Total	3,468,742	630,317,792	1,039,003	634,825,537

As of December 31, 2013	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	80,971,892	80,971,892
Bonds payable	-	-	153,032,487	153,032,487
Financial leases obligations	-	-	16,932,430	16,932,430
Deposits for return of bottles and containers	-	-	11,451,872	11,451,872
Derivative financial instruments	661,473	201,064	-	862,537
Total others financial liabilities	661,473	201,064	262,388,681	263,251,218
Account payable- trade and other payable	-	-	184,349,985	184,349,985
Accounts payable to related entities	-	-	7,663,084	7,663,084
Total	661,473	201,064	454,401,750	455,264,287

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each year is as follows:

	As of December 31, 2014				As of December 31, 2013
	Number agreements	Nominal amounts thousand	Asset	Liability	Number agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps UF/CLP	-	-	-	-	1	3,000	1,000,104	-
Less than a year	-	-	-	-		3,000	1,000,104	-
Cross interest rate swaps USD/USD	2	18,185	-	184,999	2	18,117	9,351	156,501
Less than a year		8,185	-	117,714		117	-	91,851
Between 1 and 5 years		10,000	-	67,285		18,000	9,351	64,650
Cross currency interest rate swaps USD/EURO	1	4,499	343,184	43,377	1	4,476	29,548	44,563
Less than a year		63	-	43,377		40	-	44,563
Between 1 and 5 years		4,436	343,184	-		4,436	29,548	-
Forwards USD	30	93,709	5,467,620	570,413	20	90,559	2,202,537	275,200
Less than a year		93,709	5,467,620	570,413		90,559	2,202,537	275,200
Forwards Euro	8	11,975	-	-	10	4	143,749	325,638
Less than a year		11,975	-	-		4	143,749	325,638
Forwards CAD	1	(870)	-	1,622	2	1,850	3,119	9,651
Less than a year		(870)	-	1,622		1,850	3,119	9,651
Forwards GBP	2	(1,060)	-	13,775	2	1,500	-	50,984
Less than a year		(1,060)	-	13,775		1,500	-	50,984
Total derivative instruments	44		5,810,804	814,186	38		3,388,408	862,537

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging classified; consequently their effects are recorded in Income, in Other gains (losses), separately from the hedged item.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the flows related to loans from Banco de Chile and Banco Scotiabank. See additional disclosures in Note 27.

As of December 31, 2014
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate fluctuation in loans	USD	4,862,197	USD	4,870,405	(8,208)	06-22-2015
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,718,035	EUR	2,418,228	299,807	07-11-2016
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	6,128,148	USD	6,304,976	(176,792)	07-07-2016

As of December 31, 2013
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate fluctuation in loans	USD	4,211,482	USD	4,207,536	3,946	06-22-2015
Banco de Chile	Interest rate and exchange rate fluctuation in loans	USD	2,368,588	EUR	2,383,602	(15,014)	07-11-2016
Banco de Chile	Interest rate fluctuation in loans	USD	5,340,215	USD	5,491,311	(151,096)	07-07-2016
Banco de Chile	Interest rate and exchange rate fluctuation in bond	UF	70,704,908	CLP	69,704,804	1,000,104	03-17-2014

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2014, 2013 and 2012, a debit after income taxes of ThCh$ 155,258 (a credit after income taxes of ThCh$ 256,592 and a debit of ThCh$ 826,120, in 2013 and 2012, respectively), relating to the fair value of the Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1                  Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2                  Fair values obtained through the use of valuation models accepted in the market and based on prices different from those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3                   Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The fair value of financial facilities recorded at fair value in the Consolidated Financial Statements, are as follows:

As of December 31, 2014	Recorded fair value	fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	5,467,620	-	5,467,620	-
Market securities and investments in other companies	1,016,032	1,016,032	-	-
Derivative hedge assets	343,184	-	343,184	-
Fair value financial assets	6,826,836	1,016,032	5,810,804	-
Derivative hedge liabilities	228,376	-	228,376	-
Derivative financial instruments	684,317	-	684,317	-
Fair value financial liabilities	912,693	-	912,693	-

As of December 31, 2013	Recorded fair value	fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	2,349,405	-	2,349,405	-
Market securities and investments in other companies	1,119,337	1,119,337	-	-
Derivative hedge assets	1,039,003	-	1,039,003	-
Fair value financial assets	4,507,745	1,119,337	3,388,408	-
Derivative hedge liabilities	201,064	-	201,064	-
Derivative financial instruments	661,473	-	661,473	-
Fair value financial liabilities	862,537	-	862,537	-

During year ended as of December 31, 2014, the Company has not made any significant instrument transfer between levels 1 and 2.

Credit Quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that  are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 7 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. Río de la Plata and 3. Wine. These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by each segment chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products
Chile	Beers, non-alcoholic beverages and spirits.
Río de la Plata	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay and Paraguay.
Wine	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other segment. In addition this segment presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

a)     Information as per Operating segments for the years ended as of December 31, 2014 and 2013:

	Chile Operating segment		Río de la Plata Operating segment		Wine Operating segment		Others		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	813,639,952	751,079,523	292,152,707	274,029,865	168,139,809	146,938,005	-	-	1,273,932,468	1,172,047,393
Other income	9,100,957	8,560,450	3,992,902	7,405,658	3,918,028	4,524,947	7,021,944	4,688,062	24,033,831	25,179,117
Sales revenue between segments	7,600,483	5,555,707	3,522,074	999,777	290,716	792,495	(11,413,273)	(7,347,979)	-	-
Net sales	830,341,392	765,195,680	299,667,683	282,435,300	172,348,553	152,255,447	(4,391,329)	(2,659,917)	1,297,966,299	1,197,226,510
Change %	8.5	-	6.1	-	13.2	-	-	-	8.4	-
Cost of sales	(383,558,625)	(343,230,330)	(136,174,602)	(113,264,790)	(97,523,601)	(92,864,092)	12,720,013	12,662,578	(604,536,815)	(536,696,634)
% of Net sales	46.2	44.9	45.4	40.1	56.6	61.0	-	-	46.6	44.8
Gross margin	446,782,767	421,965,350	163,493,081	169,170,510	74,824,952	59,391,355	8,328,684	10,002,661	693,429,484	660,529,876
% of Net sales	53.8	55.1	54.6	59.9	43.4	39.0	-	-	53.4	55
MSD&A (1)	(317,765,235)	(275,202,656)	(154,299,739)	(142,972,002)	(50,284,131)	(46,036,147)	(13,253,897)	(9,312,740)	(535,603,002)	(473,523,545)
% of Net sales	38.3	36.0	51.5	50.6	29.2	30.2	-	-	41.3	39.6
Other operating income (expenses)	722,478	1,385,111	20,173,967	1,038,067	238,952	(166,311)	2,585,913	1,991,965	23,721,310	4,248,832
Operating result before Exceptional Items (EI)	129,740,010	148,147,805	29,367,309	27,236,575	24,779,773	13,188,897	(2,339,300)	2,681,886	181,547,792	191,255,163
Change %	(12.4)	-	7.8	-	87.9	-	-	-	(5.1)	-
% of Net sales	15.6	19.4	9.8	9.6	14.4	8.7	-	-	14.0	16.0
Exceptional Items (EI) (2)	-	(780,458)	(1,214,505)	(543,111)	-	(275,700)	(412,995)	(1,390,060)	(1,627,500)	(2,989,329)
Operating result (3)	129,740,010	147,367,347	28,152,804	26,693,464	24,779,773	12,913,197	(2,752,295)	1,291,826	179,920,292	188,265,834
Change %	(12.0)	-	5.5	-	91.9	-	-	-	(4.4)	-
% of Net sales	15.6	19.3	9.4	9.5	14.4	8.5	-	-	13.9	15.7
Net financial expense	-	-	-	-	-	-	-	-	(10,820,891)	(15,830,056)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(898,607)	308,762
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(613,181)	(4,292,119)
Results as per adjustment units	-	-	-	-	-	-	-	-	(4,159,131)	(1,801,765)
Other gains (losses)	-	-	-	-	-	-	-	-	4,036,939	958,802
Income before taxes									167,465,421	167,609,458
Income taxes									(46,673,500)	(34,704,907)
Net income for year									120,791,921	132,904,551
Non-controlling interests									14,553,471	9,868,543
Net income attributable to equity holders of the parent									106,238,450	123,036,008
Depreciation and amortization	38,832,969	37,534,253	11,194,117	9,957,053	7,115,790	7,238,886	11,464,690	9,516,304	68,607,566	64,246,496
ORBDA before EI	168,572,979	185,682,058	40,561,426	37,193,628	31,895,563	20,427,783	9,125,390	12,198,190	250,155,358	255,501,659
Change %	(9.2)	-	9.1	-	56.1	-	-	-	(2.1)	-
% of Net sales	20.3	24.3	13.5	13.2	18.5	13.4	-	-	19.3	21.3
ORBDA (4)	168,572,979	184,901,600	39,346,921	36,650,517	31,895,563	20,152,083	8,712,395	10,808,130	248,527,858	252,512,330
Change %	(8.8)	-	7.4	-	58.3	-	-	-	(1.6)	-
% of Net sales	20.3	24.2	13.1	13.0	18.5	13.2	-	-	19.1	21.1

(1)   MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(2)   Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. It’s presented separately because its important items for the understanding the normal operations of the Company due to importance or nature. During the year 2014, the Company has considered this result as as Exceptional Items related to different restructuring process of Operating segments and for the year 2013, the Company has considered this result as an Exceptional items (EI) related to restructuring process which implied the early retirement of managers replaced internally, promotions and the sole and exceptional payments of incentives to the leaving and remaining personnel.

(3)   Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4)   ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

b)     Information as per Operating segments for the years ended as of December 31, 2013 and 2012:

	Chile Operating segment		Río de la Plata Operating segment		Wine Operating segment		Others		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	751,079,523	665,913,311	274,029,865	248,970,437	146,938,005	144,593,467	-	5	1,172,047,393	1,059,477,220
Other income	8,560,450	6,364,664	7,405,658	4,777,057	4,524,947	4,642,408	4,688,062	428,545	25,179,117	16,212,674
Sales revenue between segments	5,555,707	4,250,836	999,777	78,860	792,495	321,491	(7,347,979)	(4,651,187)	-	-
Net sales	765,195,680	676,528,811	282,435,300	253,826,354	152,255,447	149,557,366	(2,659,917)	(4,222,637)	1,197,226,510	1,075,689,894
Change %	13.1	-	11.3	-	1.8	-	-	-	11.3	-
Cost of sales	(343,230,330)	(308,358,522)	(113,264,790)	(100,032,812)	(92,864,092)	(95,634,950)	12,662,578	10,939,037	(536,696,634)	(493,087,247)
% of Net sales	44.9	45.6	40.1	39.4	61.0	63.9	-	-	44.8	45.8
Gross margin	421,965,350	368,170,289	169,170,510	153,793,542	59,391,355	53,922,416	10,002,661	6,716,400	660,529,876	582,602,647
% of Net sales	55.1	54.4	59.9	60.6	39.0	36.1	-	-	55.2	54.2
MSD&A (1)	(275,202,656)	(231,695,795)	(142,972,002)	(126,048,966)	(46,036,147)	(43,175,330)	(9,312,740)	(4,322,674)	(473,523,545)	(405,242,765)
% of Net sales	36.0	34.2	50.6	49.7	30.2	28.9	-	-	39.6	37.7
Other operating income (expenses)	1,385,111	1,746,137	1,038,067	312,587	(166,311)	306,013	1,991,965	1,463,592	4,248,832	3,828,329
Operating result before Exceptional Items (EI)	148,147,805	138,220,631	27,236,575	28,057,163	13,188,897	11,053,099	2,681,886	3,857,318	191,255,163	181,188,211
Change %	7.2	-	(2.9)	-	19.3	-	-	-	5.6	-
% of Net sales	19.4	20.4	9.6	11.1	8.7	7.4	-	-	16.0	16.8
Exceptional Items (EI) (2)	(780,458)	-	(543,111)	-	(275,700)	-	(1,390,060)	-	(2,989,329)	-
Operating result (3)	147,367,347	138,220,631	26,693,464	28,057,163	12,913,197	11,053,099	1,291,826	3,857,318	188,265,834	181,188,211
Change %	6.6	-	(4.9)	-	16.8	-	-	-	3.9	-
% of Net sales	19.3	20.4	9.5	11.1	8.5	7.4	-	-	15.7	17
Net financial expense	-	-	-	-	-	-	-	-	(15,830,056)	(9,362,207)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	308,762	(177,107)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(4,292,119)	(1,002,839)
Results as per adjustment units	-	-	-	-	-	-	-	-	(1,801,765)	(5,057,807)
Other gains (losses)	-	-	-	-	-	-	-	-	958,802	(4,478,021)
Income before taxes									167,609,458	161,110,230
Income taxes									(34,704,907)	(37,133,330)
Net income for year									132,904,551	123,976,900
Non-controlling interests									9,868,543	9,544,167
Net income attributable to equity holders of the parent									123,036,008	114,432,733
Depreciation and amortization	37,534,253	33,285,317	9,957,053	7,022,680	7,238,886	6,566,207	9,516,304	7,885,916	64,246,496	54,760,120
ORBDA before EI	185,682,058	171,505,948	37,193,628	35,079,843	20,427,783	17,619,306	12,198,190	11,743,234	255,501,659	235,948,331
Change %	8.3	-	6.0	-	15.9	-	-	-	8.3	-
% of Net sales	24.3	25.4	13.2	13.8	13.4	11.8	-	-	21.3	21.9
ORBDA (4)	184,901,600	171,505,948	36,650,517	35,079,843	20,152,083	17,619,306	10,808,130	11,743,234	252,512,330	235,948,331
Change %	7.8	-	4.5	-	14.4	-	-	-	7.0	-
% of Net sales	24.2	25.4	13.0	13.8	13.2	11.8	-	-	21.1	21.9

(1)	MSD&A, included Marketing, Selling, Distribution and Administrative expenses.
(2)

Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. It’s presented separately because its important items for the understanding the normal operations of the Company due to importance or nature.For the year 2013, the Company has considered this result as an Exceptional items (EI) related to restructuring process which implied the early retirement of managers replaced internally, promotions and the sole and exceptional payments of incentives to the leaving and remaining personnel.

(3)

Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4)	ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Chile	991,938,043	907,947,965	813,918,521
Argentina	264,631,403	279,342,525	258,941,048
Uruguay	11,204,806	9,936,020	2,830,325
Paraguay	30,192,047	-	-
Total	1,297,966,299	1,197,226,510	1,075,689,894

See distribution of domestic and exports revenues in Note 9.

Depreciation and amortization as per operating segments

Property, plant and equipment depreciation and amortization of software	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Chile Operating segment	38,832,969	37,534,253	33,285,317
Río de la Plata Operating segment	11,194,117	9,957,053	7,022,680
Wine Operating segment	7,115,790	7,238,886	6,566,207
Others (1)	11,464,690	9,516,304	7,885,916
Total	68,607,566	64,246,496	54,760,120

(1)   Other includes depreciation and amortization corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Chile Operating segment	85,904,965	70,441,360	52,724,178
Río de la Plata Operating segment	33,481,407	29,779,226	26,945,555
Wine Operating segment	12,686,080	4,839,881	9,137,730
Others (1)	98,007,700	19,498,562	28,838,059
Total	230,080,152	124,559,029	117,645,522

(1)   Other includes the capital investments corresponding to the Corporate Support Units and Strategic Service Units.

Assets as per operating segments

Assets per segment	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Chile Operating segment	653,728,891	560,654,096
Río de la Plata Operating segment	275,037,618	199,389,168
Wine Operating segment	297,145,081	277,730,436
Others (1)	542,989,483	689,946,555
Total	1,768,901,073	1,727,720,255

(1)   Other includes goodwill and the assets corresponding to the Corporate Support Units and Strategic Service Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Chile	1,480,587,584	1,514,645,406
Argentina	211,886,432	195,931,022
Uruguay	23,971,219	17,143,827
Paraguay	52,455,838	-
Total	1,768,901,073	1,727,720,255

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31.
		2014	2013	2012
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,273,932,468	1,172,047,393	1,059,477,220
Other income		24,033,831	25,179,117	16,212,674
Net sales	9	1,297,966,299	1,197,226,510	1,075,689,894
Change %		8.4	11.3	-
Cost of sales		(604,536,815)	(536,696,634)	(493,087,247)
% of Net sales		46.6	44.8	45.8
Gross margin		693,429,484	660,529,876	582,602,647
% of Net sales		53.4	55.2	54.2
MSD&A (1)		(535,603,002)	(473,523,545)	(405,242,765)
% of Net sales		41.3	39.6	37.7
Other operating income (expenses)		23,721,310	4,248,832	3,828,329
Operating result before Exceptional Items (EI)		181,547,792	191,255,163	181,188,211
Change %		(5.1)	5.6	-
% of Net sales		14.0	16.0	16.8
Exceptional Items (EI) (2)		(1,627,500)	(2,989,329)	-
Operating result (3) (5)		179,920,292	188,265,834	181,188,211
Change %		(4.4)	3.9	-
% of Net sales		13.9	15.7	16.8
Net financial expense	11	(10,820,891)	(15,830,056)	(9,362,207)
Equity and income of associates and joint ventures	19	(898,607)	308,762	(177,107)
Foreign currency exchange differences	11	(613,181)	(4,292,119)	(1,002,839)
Results as per adjustment units	11	(4,159,131)	(1,801,765)	(5,057,807)
Other gains (losses)	13	4,036,939	958,802	(4,478,021)
Income before taxes		167,465,421	167,609,458	161,110,230
Income taxes	26	(46,673,500)	(34,704,907)	(37,133,330)
Net income for year		120,791,921	132,904,551	123,976,900
Non-controlling interests	32	14,553,471	9,868,543	9,544,167
Net income attributable to equity holders of the parent		106,238,450	123,036,008	114,432,733
Depreciation and amortization		68,607,566	64,246,496	54,760,120
ORBDA before EI		250,155,358	255,501,659	235,948,331
Change %		(2.1)	8.3	-
% of Net sales		19.3	21.3	21.9
ORBDA (4)		248,527,858	252,512,330	235,948,331
Change %		(1.6)	7.0	-
% of Net sales		19.1	21.1	21.9

See definition of (1), (2), (3) and (4) in information as per Operating segment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

(4) The following is a reconciliation of our gains (losses) from operational activities, the most directly comparable IFRS measure to Operating Result for the years ended December 31, 2014, 2013 and 2012:

	For the years ended December 31.
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Income from operational activities	183,957,231	189,224,636	176,710,190
Add (Subtract):
Results derivative contracts	(4,152,548)	(2,390,493)	4,030,484
Marketable securities to fair value	103,306	107,914	(92,469)
Other	12,303	1,323,777	540,006
Exceptional Items (EI) (2)	1,627,500	2,989,329	-
Operating result before EI	181,547,792	191,255,163	181,188,211
Exceptional Items (EI) (2)	(1,627,500)	(2,989,329)	-
Operating result (1)	179,920,292	188,265,834	181,188,211

See definition of (1) and (2) in information as per Operating segment.

Information per segments of joint ventures

The Company’s Management reviews the financial position and the operating results of all its joint ventures and associates described in Note 19. The information that appears below relates to 100% joint ventures and associates: Cervecería Austral S.A. (beer segment) and Foods Compañía de Alimentos CCU S.A. (foods segment), which represents the figures that have not been consolidated in the Company’s financial statements as joint ventures and associates are accounted for under the equity method, as explained in Note 2.2.

The figures for each entity 100% of each in summary form are as follows:

	As of December 31, 2014		As of December 31, 2013		As of December 31, 2012
	Cervecería Austral S.A.	Foods S.A.	Cervecería Austral S.A.	Foods S.A.	Cervecería Austral S.A.	Foods S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	9,326,474	37,073,178	7,949,500	23,312,230	6,633,014	20,529,548
Operating result	377,909	(165,406)	506,859	(268,040)	91,569	(413,580)
Net income for year	269,405	(661,832)	446,348	174,201	95,114	(449,925)
Capital expenditures	881,082	431,526	399,967	811,079	703,445	1,009,462
Depreciation and amortization	(383,992)	(1,552,463)	(366,308)	(1,050,432)	(358,850)	(922,112)
Current assets	5,184,453	10,441,156	3,491,797	10,118,422	3,159,893	8,364,951
Non-current assets	4,767,116	34,309,062	4,302,124	28,109,818	4,270,639	27,321,395
Current liabilities	3,454,424	14,096,278	1,588,759	11,796,719	1,582,482	9,709,334
Non-current liabilities	374,011	2,351,086	277,527	1,007,569	231,159	727,260

(1) See  Note 19.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 8 Business Combinations

a) Marzurel S.A., Milotur S.A. and Coralina S.A. and Los Huemules S.R.L.

Year 2012 Acquisitions

a.1)  On September 13, 2012, the Company acquired 100% of stock, voting and economic rights of Marzurel S.A., Milotur S.A. and Coralina S.A., which are Uruguayan companies that develop the mineral waters and soft drinks business in that country.

         At December, 31 2012, the total amount of this transaction was ThCh$ 10,512,588 and was recorded under Other non-financial assets, due to the Company was in the process of assessing the fair values of this acquisition and the estimated impact of this process was not considered significant to the financial statement as of that date (See Note 18).

a.2)  On September 27, 2012, the Company, through the subsidiary Cervecera Kunstmann S.A., acquired 49% of rights of Los Huemules S.R.L. for ThCh$ 271,843. Los Huemules S.R.L. is an Argentinian company that specializes in gastronomic services.

a.3)  The Extraordinary Meeting of Shareholders held on May 16 and July 1, 2014, resolved to increase the capital of the subsidiary Milotur S.A. in the amount of US$ 3,578,461 and US 4,000,000, respectively, equivalent for an a total amount of ThCh$ 4,191,988. At the date of issue of these consolidated financial statements such capital increased was paid.

On October 2 and 3, 2013, the Company signed a contract with its subsidiary CCU Inversiones II Limited, which the last acquired all of stock, voting and economic rights of Marzurel S.A., Milotur S.A. and Coralina S.A.

b) Manantial S.A.

Year 2012 Acquisitions

On December 24, 2012, the Company acquired 51% of the stock of Manantial S.A., a Chilean company that develops the business of purified water in large bottles at home and offices through the use of dispensers, business that is known internationally as HOD (Home and Office Delivery).

At December, 31 2012, the total amount of this transaction was ThCh$ 9,416,524 and was recorded under Other non-financial assets (Note 18).

Year 2013 Acquisitions

On June 7, 2013, the Company proceeded to pay outstanding balance of ThCh$ 1,781,909 related to the acquisition of Manantial S.A.

For the acquisition of the Uruguayan, Argentine and Chilean companies, the Company have been determined the fair values of the assets, liabilities and contingent liabilities, generating goodwill for an amount of ThCh$ 14,616,297, among others (Note 21).

c)   Bebidas del Paraguay S.A. y Distribuidora del Paraguay S.A.

Year 2013 Acquisitions

During December 2013, the Company acquired 50.005% and 49.96% of the stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively. This transaction allows the Company, participates in the beer distribution business, and production and marketing of non-alcoholic drinks, waters and nectars. The total amount of this transaction was ThCh$ 11,254,656 in 2013 recorded under Other non-financial assets (Note 18) and a funding (capital increase) for ThCh$ 12,432,754 (in two annually payments) and the assets as well as the liabilities were not consolidated as of December 31, 2013 because their impact line-by-line was not considered significant.

For the acquisition of the Paraguayan companies, the Company have been determined the fair values of the assets, liabilities and contingent liabilities, generating goodwill and trademarks for an amount of ThCh$ 5,566,003 and ThCh$ 3,658,167, respectively, among others (Note 20 and 21)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

On December 23, 2014, the Company signed a contract with its subsidiary CCU Inversiones II Limited, which the last acquired all of stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considerated as an economic group that share operational and financial strategy. BdP manufactures products with different brands of its property. DdP is your sole and exclusive customer, which is responsible for the distribution and marketing of its products, reason why BdP proceeds to consolidate to DdP.

It is expected that the acquisition of these companies increases their productive capacities, through the expansion of their productive assets, growth in market share through the various brands market and participation in local and foreign markets, as well as operational improvements as a result of synergies obtained in the operational and administrative functions.

Note 9 Net Sales

Net sales distributed between domestic and export, are as follows:

	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Domestic sales	1,188,231,333	1,102,834,492	980,795,179
Exports sales	109,734,966	94,392,018	94,894,715
Total	1,297,966,299	1,197,226,510	1,075,689,894

Note 10 Nature of cost and expense

Operational cost and expense grouped by natural classification are as follows:

	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Raw material cost	433,749,832	382,645,778	361,570,855
Materials and maintenance expense	38,678,842	32,596,344	27,740,998
Personal expense (1)	169,331,464	155,010,442	128,161,486
Transportation and distribution	201,371,151	184,417,248	154,488,838
Advertising and promotion expense	105,649,991	85,063,591	75,977,235
Lease expense	13,347,091	12,201,288	10,985,054
Energy expense	29,566,627	25,398,656	27,713,998
Depreciation and amortization	68,607,566	64,246,496	54,760,120
Other expenses	83,207,159	72,889,696	58,687,671
Total	1,143,509,723	1,014,469,539	900,086,255

(1)   See Note 31 Employee benefits.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 11 Financial results

The financial income composition for the year ended as of December 31, 2014, 2013 and 2012, is as follows:

	For the years ended as of December 31,
Financial Results	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Financial income	12,136,591	8,254,170	7,692,672
Financial cost	(22,957,482)	(24,084,226)	(17,054,879)
Foreign currency exchange differences	(613,181)	(4,292,119)	(1,002,839)
Result as per adjustment units	(4,159,131)	(1,801,765)	(5,057,807)
Total	(15,593,203)	(21,923,940)	(15,422,853)

Note 12 Other income by function

The detail of other income by function is as follows:

Other income by function	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	3,146,816	2,381,160	2,525,648
Lease expense	364,388	318,830	409,325
Others	21,952,512	2,808,873	2,649,599
Total	25,463,716	5,508,863	5,584,572

(1)     Under this amount includes, the positive one-time effect compensations received by our Argentine subsidiary CICSA for an amount 227,245 thousands of Argentine pesos (equivalent to MUS$ 34,200), for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina and the license for the production and distribution of Budweiser beer in Uruguay.

Note 13 Other Gain and Loss

The detail of other gain (loss) items is as follows:

Other gain and (loss)	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Results derivative contracts	4,152,548	2,390,493	(4,030,484)
Marketable securities to fair value	(103,306)	(107,914)	92,469
Other	(12,303)	(1,323,777)	(540,006)
Total	4,036,939	958,802	(4,478,021)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 14  Cash and cash equivalents

Cash and cash equivalent balances were as follows:

	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
	ThCh$	ThCh$	ThCh$
Cash	12,708	16,242	11,015
Overnight deposits	1,319,399	883,299	1,119,358
Bank balances	30,853,126	29,614,669	44,411,396
Time deposits	99,373,117	282,628,752	9,454,130
Investments in mutual funds	-	503,838	-
Securities purchased under resale agreements	83,216,526	95,206,467	47,341,376
Total	214,774,876	408,853,267	102,337,275

The currency composition of cash and cash equivalents at December 31, 2014, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Guaraní Paraguayo	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	9,939	-	420	-	2,349	-	-	-	12,708
Overnight deposits	-	-	1,319,399	-	-	-	-	-	1,319,399
Bank balances	8,790,934	-	4,738,935	974,179	11,726,073	536,097	3,753,420	333,488	30,853,126
Time deposits	90,962,579	8,410,538	-	-	-	-	-	-	99,373,117
Securities purchased under resale agreements	83,216,526	-	-	-	-	-	-	-	83,216,526
Total	182,979,978	8,410,538	6,058,754	974,179	11,728,422	536,097	3,753,420	333,488	214,774,876

The currency composition of cash and cash equivalents at December 31, 2013, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Guaraní Paraguayo	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	6,446	-	42	-	1,217	8,537	-	-	16,242
Overnight deposits	-	-	883,299	-	-	-	-	-	883,299
Bank balances	24,559,899	-	695,292	1,718,676	1,730,671	545,378	-	364,753	29,614,669
Time deposits	282,628,752	-	-	-	-	-	-	-	282,628,752
Investments in mutual funds	503,838	-	-	-	-	-	-	-	503,838
Securities purchased under resale agreements	95,206,467	-	-	-	-	-	-	-	95,206,467
Total	402,905,402	-	1,578,633	1,718,676	1,731,888	553,915	-	364,753	408,853,267

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The currency composition of cash and cash equivalents at December 31, 2012, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Guaraní Paraguayo	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,659	-	356	-	-	-	-	-	11,015
Overnight deposits	1,119,358	-	-	-	-	-	-	-	1,119,358
Bank balances	26,813,548	-	412,941	303,571	16,847,635	-	-	33,701	44,411,396
Time deposits	8,892,234	-	561,896	-	-	-	-	-	9,454,130
Investments in mutual funds	-	-	-	-	-	-	-	-	-
Securities purchased under resale agreements	47,341,376	-	-	-	-	-	-	-	47,341,376
Total	84,177,175	-	975,193	303,571	16,847,635	-	-	33,701	102,337,275

The total accumulated cash flows paid in business combinations and acquisitions of associates are as follows:

	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Payments for business acquisitions
Amount paid to acquire interests in associated (1)	15,222,363	-	-
Amount paid for business acquisitions (2)	-	14,566,278	19,521,964
Amount paid by changes in the ownership shares in subsidiaries (3)	-	5,627,425	12,521,899
Total	15,222,363	20,193,703	32,043,863

(1)   Corresponds to acquisitions of 34% of Bebidas Bolivianas S.A. and 50% of Central Cervecera de Colombia S.A.S.

(2)   Corresponds to the purchase of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and a pay of outstanding balance related to the acquisition in Manantial S.A. and Compañía Pisquera Bauzá S.A. in 2013; Marzurel S.A, Milotur S.A. and Coralina S.A. and Manantial in 2012.

(3)   Corresponds to additionally percentage of acquisition in VSPT (Note 1) in 2013 and 2012.

Note 15 Accounts receivables – Trade and other receivables

The accounts receivables – trade and other receivables were as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Accounts receivables:
Chile reportable segment	87,979,118	82,679,391
Río de la Plata reportable segment	50,498,496	39,991,531
Wines reportable segment	38,575,440	38,645,382
Total Others reportable segment	43,083,819	39,379,373
Others accounts receivables (1)	21,619,152	15,314,439
Impairment loss estimate	(3,153,132)	(4,506,069)
Total	238,602,893	211,504,047

(1)   Primarlly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Chilean Peso	156,192,520	137,392,333
Argentine Peso	46,140,278	37,420,770
US Dollar	19,030,421	23,341,142
Euro	10,038,934	7,263,490
Unidad de Fomento	2,021	45,225
Uruguayan Pesos	4,520	3,856,106
Guaraní Paraguayo	5,477,622	-
Others currencies	1,716,577	2,184,981
Total	238,602,893	211,504,047

The detail of the accounts receivable maturities as of December 31, 2014, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile reportable segment	87,979,118	81,335,105	5,453,180	485,827	325,316	379,690
Río de la Plata reportable segment	50,498,496	41,505,514	7,058,969	791,980	289,994	852,039
Wines reportable segment	38,575,440	33,384,725	4,696,632	187,721	150,061	156,301
Total Others reportable segment (1)	43,083,819	38,808,700	3,218,244	212,767	230,855	613,253
Others accounts receivables	21,619,152	19,689,147	663,317	1,266,688	-	-
Sub Total	241,756,025	214,723,191	21,090,342	2,944,983	996,226	2,001,283
Impairment loss estimate	(3,153,132)	-	(608,126)	(285,728)	(505,187)	(1,754,091)
Total	238,602,893	214,723,191	20,482,216	2,659,255	491,039	247,192

(1)   Primarlly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

The detail of the accounts receivable maturities as of December 31, 2013, is as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile reportable segment	82,679,390	74,761,586	6,261,638	261,061	451,736	943,369
Río de la Plata reportable segment	39,991,531	33,904,790	4,110,465	975,319	148,786	852,171
Wines reportable segment	38,645,382	33,201,043	4,134,689	814,425	288,308	206,917
Total Others reportable segment (1)	39,380,374	34,783,229	2,665,321	619,291	167,846	1,144,687
Others accounts receivables	15,314,439	14,787,403	416,358	110,678	-	-
Sub Total	216,011,116	191,438,051	17,588,471	2,780,774	1,056,676	3,147,144
Impairment loss estimate	(4,506,068)	-	(235,579)	(538,513)	(851,997)	(2,879,979)
Total	211,505,048	191,438,051	17,352,892	2,242,261	204,679	267,165

(1)     Primarlly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and Foods.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The Company markets its products through retail, wholesale clients, chains and supermarkets. As of December 31, 2014, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 29% (31% in 2013) of the total accounts receivable.

As indicated in the Risk management note (Note 5), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the accounts receivable balances. For this reason, management estimates that it does not require establishing allowances for further deterioration, in addition to those already constituted based on an aging analysis of these balances.

Regarding amounts aged more than 6 months and for which no allowances have been constituted, they correspond mainly to amounts already covered by the credit insurance policies. In addition, there are amounts overdue within ranges for which, in accordance with current policies are only partially impaired for, based on a case by case analysis.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Balance at the beginning of year	4,506,069	4,912,802
Impairment estimate for accounts receivable	346,606	1,081,914
Uncollectible accounts	(914,016)	(720,031)
Released provisions	(680,950)	(627,848)
Effect of translation into presentation currency	(104,576)	(140,768)
Total	3,153,133	4,506,069

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 16 Accounts and transactions with related companies

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related companies, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related companies.

Balances and transactions with related companies consist of the following:

(1)  Business operations agreed upon in Chilean Pesos. Companies not under a current trade account agreement not accrue interest and have payment terms of 30 days.

(2)  Business operations agreed upon in Chilean Pesos. The remaining balance accrues interest at 90-days active bank rate (TAB) plus an annual spread. Interests is paid or charged against the trade current account.

(3)  Business operations in foreign currencies, not covered by a current trade account, that do not accrue interest and have payment terms of 30 days. Balances are presented at the closing exchange rate.

(4)  An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007, and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui and Limari Ltda. renew the contract for a period of ten years. Consequently, the UF 9,995 will pay in ten instalments of UF 1,162 each one, beginning February 28, 2015.

(5)   An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments due on May 31, 2018.

The transaction schedule includes all the transactions made with related parties.

The detail of the accounts receivable and payable from related companies as of December 31, 2014 and 2013, is as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Accounts receivable from related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2014	As of December 31, 2013
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	235,683	188,278
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty collected	CLP	-	5,194
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Billed services	CLP	15,391	20,253
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Related joint operating	Sales of products	CLP	1,573,306	224,650
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Related joint operating	Leases cranes	CLP	2,191	1,481
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	841,647	187,525
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Transport service	CLP	433,647	1,034,550
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Remittance send	CLP	6,108,351	6,335,472
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Interests	CLP	362,790	65,779
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Sale service	CLP	128,430	227,842
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Shared service	CLP	238,980	135,638
81,805,700-8	Cooperativa Agricola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase advanced	CLP	1,055,714	57,625
81,805,700-8	Cooperativa Agricola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	60,673	-
81,805,700-8	Cooperativa Agricola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Loan	U.F.	29,602	259,179
81,805,700-8	Cooperativa Agricola Control Pisquero de Elqui y Limarí Ltda.	Chile	(5)	Shareholder of subsidiary	Supply contract	U.F.	71,616	67,637
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	142,957	90,519
0-E	Heineken Brouwerijen B.V.	Netherland	(3)	Related to the controlling	Sales of products	USD	43,428	33,948
96,427,000-7	Inversiones y Renta S.A.	Chile	(1)	Controller	Sales of products	CLP	9,330	6,046
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controlling	Sales of products	CLP	179,284	167,704
91,021,000-9	Madeco S.A.	Chile	(1)	Related to the controlling	Sales of products	CLP	3,683	3,683
92,236,000-6	Watt´s S.A.	Chile	(1)	Related joint venture	Services	CLP	-	18,164
76,178,803-5	Viña Tabali S.A.	Chile	(1)	Related to the controlling	Billed services	CLP	79,437	6,015
90,081,000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	2,978	4,805
O-E	Bebidas de Paraguay S.A.	Paraguay	(3)	Subsidiary	Sales of products	USD	-	468,318
Total							11,619,118	9,610,305

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2014	As of December 31, 2013
							ThCh$	ThCh$
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Supply contract	U.F.	298,973	350,173
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	U.F.	223,980	-
Total							522,953	350,173

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Accounts payable to related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2014	As of December 31, 2013
							ThCh$	ThCh$
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	1,232,609	288,652
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty paid	CLP	45,687	119,071
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary joint venture	Marketing services	CLP	22,810	37,171
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,414,179	574,402
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Trucker discounts	CLP	-	42,374
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	557,331	558,880
81,805,700-8	Cooperativa Agricola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	-	1,089,590
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	6,400	6,205
0-E	Heineken Brouwerijen B.V.	Netherland	(3)	Related to the controlling	License and technical assistance	Euros	3,354,448	3,721,131
0-E	Heineken Brouwerijen B.V.	Netherland	(3)	Related to the controlling	Purchase of products	Euros	1,009,856	-
76,178,803-5	Viña Tabali S.A.	Chile	(1)	Related to the controlling	Recaudation for customers	CLP	37,185	27,116
78,105,460-7	Alimentos Nutrabien S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	314	1,502
87,938,700-0	Agroproductos Bauza y Cía. Ltda.	Chile	(1)	Related joint operating	Purchase of products	CLP	31,199	222
84,898,000-5	Alusa S.A.	Chile	(1)	Related to the controlling	Purchase of products	CLP	73,233	468,675
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controlling	Billed services	CLP	4,504	2,528
76,115,132-0	Canal 13 S.P.A.	Chile	(1)	Related to the controlling	Adversiting	CLP	170,091	278,460
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controlling	Commission of sale	CLP	54	54
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controlling	Transport service	CLP	2,928	280
96,908,430-9	Telefónica del Sur Servicios Intermedios S.A.	Chile	(1)	Related to the controlling	Telephony service	CLP	661	-
0-E	Amstel Brouwerijen B.V.	Netherland	(3)	Related to the controlling	License and technical assistance	Euros	121,854	69,660
99,505,690-9	Blue Two Chile S.A.	Chile	(1)	Related to the controlling	Telephony service	CLP	-	91
92,048,000-4	Sudamericana Agencias Aéreas y Maritimas S.A.	Chile	(1)	Related to the controlling	Transport service	CLP	231	-
92,236,000-6	Watt´s S.A.	Chile	(1)	Related to the controlling	Purchase of products	CLP	67,315	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	1,116,372	-
0-E	Tabacos del Paraguay S.A. Importadora Exportadora	Paraguay	(3)	Related subsidiary	Adversiting	PYG	13,051	-
Total							10,282,312	7,286,064

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2014	As of December 31, 2013
							ThCh$	ThCh$
O-E	Bebidas de Paraguay S.A.	Paraguay	(3)	Subsidiary	Distribution	USD	-	377,020
Total							-	377,020

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income:

Tax ID	Company	Country of origin	Relationship	Transaction	For the years ended as of December 31,
					2014		2013		2012
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
0-E	Heineken Brouwerijen B.V.	Netherland	Related to the controlling	Billed services	95,533	(95,533)	58,343	(58,343)	53,538	(53,538)
0-E	Heineken Brouwerijen B.V.	Netherland	Related to the controlling	Purchase of products	295,899	-	225,145	-	191,321	-
0-E	Heineken Brouwerijen B.V.	Netherland	Related to the controlling	Sales of products	208,932	79,394	244,804	93,026	917,456	345,633
0-E	Heineken Brouwerijen B.V.	Netherland	Related to the controlling	License and technical assintance	6,338,435	(6,338,435)	6,990,715	(6,990,715)	7,733,364	(7,733,364)
0-E	Heineken Italia Spa	Italia	Related to the controlling	Purchase of products	-	-	40,025	-	38,978	-
0-E	Amstel Brouwerijen BV	Netherland	Related to the controlling	License and technical assintance	161,865	(161,865)	69,660	(69,660)	-	-
0-E	Nestle Waters Argentina S.A.	Argentina	Shareholder of subsidiary	License and technical assintance	-	-	1,350	(1,350)	45,564	(45,564)
0-E	Nestle Waters S.A.	Italia	Shareholder of subsidiary	Royalty paid	204,010	(204,010)	155,839	(155,839)	135,930	(135,930)
90,703,000-8	Nestle Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,581,736	-	2,442,310	-	3,253,214	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Shareholder of subsidiary	Sales of products	317,990	254,392	265,054	212,043	201,828	161,462
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Shareholder of subsidiary	Billed services	23,335	23,335	174,871	174,871	39,793	39,793
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	511,172	-	523,063	-	449,557	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary joint venture	Marketing service	225,128	(225,128)	208,191	(208,191)	182,773	(182,773)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary joint venture	Sales of products	1,410,939	578,485	1,998,700	819,468	1,310,486	537,299
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholder of subsidiary	Loan	27,681	7,975	26,200	8,092	13,180	2,165
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholder of subsidiary	Supply contract	71,616	11,411	67,784	12,456	34,169	5,614
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholder of subsidiary	Purchase grape	5,027,758	-	8,251,401	-	5,521,250	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholder of subsidiary	Dividends paid	617,964	-	774,087	-	772,631	-
90,081,000-8	Compañía Chilena de Fosforo S.A.	Chile	Shareholder of subsidiary	Dividends paid	1,637,775	-	1,134,431	-	1,998,104	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	32,701,972	-	35,285,513	-	37,850,647	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Office rental	10,539	10,539	10,174	10,174	9,984	9,984
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	315,650	126,260	293,194	117,278	251,203	123,089
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty paid	389,655	(389,655)	340,706	(340,706)	258,836	(258,836)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty collected	30,694	30,694	47,265	47,265	47,436	47,436
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	3,525,715	-	2,703,252	-	2,171,939	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Billed services	231,038	231,038	205,076	205,076	189,029	189,029
97,004,000-5	Banco de Chile	Chile	Related to the controlling	Transport of securities	356,432	(356,432)	72,005	(72,005)	36,235	(36,235)
97,004,000-5	Banco de Chile	Chile	Related to the controlling	Sales of products	60,472	21,165	30,865	10,803	36,495	12,773
97,004,000-5	Banco de Chile	Chile	Related to the controlling	Derivatives	2,595,060	(1,637)	9,358,500	3,158	13,524,375	(42,668)
97,004,000-5	Banco de Chile	Chile	Related to the controlling	Investments	181,200,794	1,427,444	111,695,000	366,198	52,990,501	394,676
97,004,000-5	Banco de Chile	Chile	Related to the controlling	Interests	387,547	(387,547)	258,196	(258,196)	264,723	(264,723)
97,004,000-5	Banco de Chile	Chile	Related to the controlling	Leasing paid	224,872	(24,155)	140,033	(24,680)	355,095	(36,027)
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Interests	363,945	363,945	334,899	334,899	359,433	359,433
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Remittance send	31,144,541	-	22,938,115	-	20,993,817	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Remittance received	31,367,766	-	24,353,351	-	20,846,549	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Billed services	6,990,442	6,990,442	4,901,800	4,901,800	3,734,008	3,734,008
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Purchase of products	430,381	(430,381)	345,267	(345,267)	276,500	(276,500)
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Consignation sales	23,303,360	-	13,523,940	-	12,178,770	-
99,542,980-2	Foods Compañía de Alimentos CCU.S.A.	Chile	Joint venture	Sales of products	15,097	9,511	16,926	12,981	15,729	7,325
96,956,680-K	Alusa S.A.	Chile	Related to the controlling	Purchase of products	1,562,351	-	1,427,550	-	1,225,555	-
76,115,132-0	Canal 13 S.P.A.	Chile	Related to the controlling	Adversiting	3,318,107	(1,196,948)	4,397,642	(2,078,401)	3,980,772	(2,367,794)
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controlling	Investments	315,790,000	797,953	205,902,500	368,684	278,110,000	440,160
96,571,220-9	Banchile Corredores de Bolsa S.A.	Chile	Related to the controlling	Commissions	-	-	577,994	(577,994)	-	-
79,903,790-4	Soc. Agrícola y Ganadera Río Negro Ltda.	Chile	Related to the controlling	Purchase of products	-	-	162,772	-	1,427	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controlling	Recaudation for division	-	-	-	-	243,728	-
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controlling	Billed services	64,321	64,321	47,440	47,440	94,644	94,644
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controlling	Sales of fixed assets	15,306	15,306	-	-	-	-
76,029,691-0	Comarca S.A.	Chile	Related subsidiary	Access fee	-	-	1,313,475	-	409,460	-
76,173,468-7	Fondo de Inversión Privado Mallorca	Chile	Related subsidiary	Dividends paid	17,172	-	60,053	-	-	-
76,173,468-7	Fondo de Inversión Privado Mallorca	Chile	Related subsidiary	Remaining amount of shares	-	-	1,529,715	-	-	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members,  each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 10, 2013, being elected Messrs. Andrónico Luksic Craig, Pablo Granifo Lavín, Carlos Molina Solís, John Nicolson, Manuel José Noguera Eyzaguirre, Philippe Pasquet, Francisco Pérez Mackenna, Jorge Luis Ramos Santos and Vittorio Corbo Lioi, who is independent, according to article 50 bis of Law Nº 18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were designated at the Board of Directors´ meeting held on April 10, 2013. In the same meeting, and according to article 50 bis of Law N° 18,046, the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is comprised of Directors Messrs. Pérez, Pasquet and Corbo.  Additionally, Messrs. Corbo and Pasquet were designated as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Ramos shall participate in the Audit Committee´s meetings as observers.

As agreed to at the Ordinary Shareholders´ Meeting referred to above, the Directors’ remuneration consists of a per diem for their attendance at each meeting of UF 100 per Director, and UF 200 for the Chairman, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2014. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ share shall be calculated over a maximum 50% of such profits.

Those Directors that are members of the Directors Committee receive a remuneration per diem of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to, pursuant to article 50 bis of Law Nº 18,046 and Circular Letter N° 1956 of the SVS. On the other hand, Directors that are members of the Business Committee receive a remuneration per diem of UF 17, for each meeting they attend.  Directors that are members of the Audit Committee receive a monthly remuneration of UF 25.

According to the above, as of December 31, 2014, the Directors received ThCh$ 2,703,342 (ThCh$ 2,461,403 in 2013 and ThCh$ 2,533,225 in 2012) in per diems and shares. In addition, ThCh$ 117,342 (ThCh$ 109,981 in 2013 and ThCh$ 114,529 in 2012) were paid in compensation for gains sharing to the main executives of the Parent Company.

The following is the total remuneration received by the top officers of the Parent Company during the years ended as of December 31, 2014 and 2013:

	For the years ended as of December 31,
	2014	2013
	ThCh$	ThCh$
Salaries	5,212,395	5,464,562
Employees’ short-term benefits	2,620,769	2,198,595
Employments termination benefits	3,107,575	129,229
Total	10,940,739	7,792,386

The Company grants annual discretionary and variable bonuses, to the top officers, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals and depending on the year results.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 17 Inventories

The inventory balances were as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Finished products	56,873,874	39,817,511
In process products	1,568,879	4,416,816
Agricultural explotation	7,633,591	6,130,652
Raw material	103,535,487	96,107,993
In transit raw material	553,972	2,864,938
Materials and products	7,602,904	5,034,630
Realizable net value estimate and obsolescence	(2,589,518)	(1,286,695)
Total	175,179,189	153,085,845

The Company wrote off a total of ThCh$ 1,033,337, ThCh$ 1,495,381 and ThCh$ 1,038,364 relating to inventory shrinkage and obsolescence for the year ended December 31, 2014, 2013 and 2012, respectively.

Additionally, an estimate for obsolescence inventories include amounts related to low turnover, technical obsolescence and product recalls from the market.

Movement of Realizable net value and obsolescence estimate is as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Initial balance	(1,286,695)	(1,254,312)
Inventories write-down estimation	(2,682,310)	(1,533,745)
Inventories recognized as an expense	1,369,096	1,501,086
Business combination effect	10,391	276
Total	(2,589,518)	(1,286,695)

As of December 31, 2014 and 2013, the Company does not have any inventory pledged as guarantee against financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 18   Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Insurance paid	2,841,121	2,437,657
Advertising	7,885,301	6,024,985
Advances to suppliers	9,098,153	13,613,214
Guarantees paid	318,105	236,244
Consumables	453,548	440,314
Dividends receivable	36,044	64,777
Recoverable taxes	1,610,979	1,434,219
Cost of subsidiaries acquired (1)	-	11,254,656
Other	2,144,091	1,270,443
Total	24,387,342	36,776,509
Current	18,558,445	21,495,398
Non current	5,828,897	15,281,111
Total	24,387,342	36,776,509

(1) See Note 8.

Note 19 Investments accounted for by the equity method

Joint arrangements, Joint ventures and Associates

As of December 31, 2014 and 2013, the Company recorded investments qualifying as joint venture and associates.

The share value of the investments in joint ventures and associates is as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Cervecería Austral S.A. (1)	4,957,494	4,851,052
Foods Compañía de Alimentos CCU S.A. (2)	12,837,774	12,711,976
Bebidas Bolivianas S.A. (3)	12,757,874	-
Central Cervecera de Colombia S.A.S. (4)	1,445,478	-
Total	31,998,620	17,563,028

The above mentioned values include the goodwill generated through the acquisition of the following joint ventures, which are presented net of any impairment loss:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The results accrued in joint ventures and associates are as follows:

	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	157,836	221,662	47,856
Foods Compañía de Alimentos CCU S.A.	(16,476)	87,100	(224,963)
Bebidas Bolivianas S.A.	(1,039,967)	-	-
Total	(898,607)	308,762	(177,107)

Changes in investments in joint ventures and associates during such periods are as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Balance at the beginning of year	17,563,028	17,326,391
Business combination effect	15,222,363	-
Participation in the joint ventures and associates (loss)	(898,607)	308,762
Dividends received	(39,096)	(66,949)
Other changes	150,932	(5,176)
Total	31,998,620	17,563,028

Following are the significant matters regarding the investments accounted by the equity method:

(1) Cervecería Austral S.A.

A closed stock company that operates a beer manufacturing facility in the southern end of Chile, being the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU S.A.

A closed stock company devoted to the production and marketing of food products such as like cookies and other baked goods, caramels, candy and cereal, among others.

(3) Bebidas Bolivianas S.A.

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas S.A. a Bolivian and a closed stock company that produces soft drinks and beers in three plants located in Santa Cruz de la Sierra and Nuestra Señora de la Paz cities. The amount of this transaction was ThCh$ 13,776,885.

At the date of issuance of these consolidated financial statements the Company is in the process of assessing the fair values of acquisitions above mentioned.

(4) Central Cervecera de Colombia S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II Limitada, and Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt. The Parties will invest in the Company an approximate amount of US$ 400,000,000, following a gradual investment plan conditioned to the fulfillment of certain milestones. At the date of issuance of these consolidated financial statements CCU Inversiones II Limitada paid US$ 2,500,000. The partnership involves the construction of a beer production plant, with a total capacity of 3,000,000 hectoliters.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The summarized financial information of these companies as of December 31, 2014 and 2013, appears in detail in Note 7.

The Company does not have any contingent liabilities related to joint ventures and associates as of December 31, 2014.

Note 20  Intangible Assets (net)

The intangible assets movement during the years ended as of December 31, 2013 and 2014 was as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2013
Historic cost	53,838,908	19,007,103	886,146	649,620	74,381,777
Accumulated amortization	-	(13,086,941)	-	(362,798)	(13,449,739)
Book Value	53,838,908	5,920,162	886,146	286,822	60,932,038

As of December 31, 2013
Additions	-	2,364,684	-	377,020	2,741,704
Additions by business combination	4,100,212	3,826	39,210	-	4,143,248
Divestitures (cost)	-	(2,083,146)	-	-	(2,083,146)
Divestitures (amortization)	-	2,083,146	-	-	2,083,146
amortization of year	-	(1,643,424)	-	(174,696)	(1,818,120)
Conversion effect	-	47,162	-	497	47,659
Effect of conversion amortization	(1,851,072)	(132,765)	-	(29,803)	(2,013,640)
Foreign currency exchange differences	-	-	-	1,042	1,042
Book Value	56,088,048	6,559,645	925,356	460,882	64,033,931

As of December 31, 2013
Historic cost	56,088,048	19,199,598	925,356	1,024,457	77,237,459
Accumulated amortization	-	(12,639,953)	-	(563,575)	(13,203,528)
Book Value	56,088,048	6,559,645	925,356	460,882	64,033,931

As of December 31, 2014
Additions	-	2,292,555	988,783	21,933	3,303,271
Additions by business combination	3,658,167	-	-	568,666	4,226,833
amortization of year	-	(1,718,514)	-	(45,718)	(1,764,232)
Effect of conversion amortization	-	79,405	-	7,512	86,917
Conversion effect	(1,025,947)	(141,556)	-	(62,322)	(1,229,825)
Book Value	58,720,268	7,071,535	1,914,139	950,953	68,656,895

As of December 31, 2014
Historic cost	58,720,268	21,353,252	1,914,139	1,046,487	83,034,146
Accumulated amortization	-	(14,281,717)	-	(95,534)	(14,377,251)
Book Value	58,720,268	7,071,535	1,914,139	950,953	68,656,895

There are no restriction or any pledge against on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The detail of the Trademarks appears below:

Segment	Cash Generating Unit	As of December 31, 2014	As of December 31, 2013
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	19,280,007	19,280,007
	Compañía Pisquera de Chile S.A.	4,630,114	4,630,114
	Compañía Cerveceria Kunstmann S.A.	286,518	286,518
	Subtotal	24,196,639	24,196,639
Río de la Plata	CCU Argentina S.A. and subsidiaries	8,040,335	9,115,987
	Marzurel S.A., Coralina S.A. and Milotur S.A.	3,079,360	3,028,478
	Bebidas del Paraguay S.A.	3,658,167	-
	Subtotal	14,777,862	12,144,465
Wines	Viña San Pedro Tarapacá S.A.	19,745,767	19,746,944
	Subtotal	19,745,767	19,746,944
Total		58,720,268	56,088,048

Management has not identified any evidence of impairment of intangible assets. Respect to trademarks with indefinite useful life, used the same methodology which is designated in Note 21.

Note 21 Goodwill

The goodwill movements during the years ended as of December 31, 2013 and 2014 was as follows:

Goodwill
ThCh$
As of January 1 2013
Historic cost	70,055,369
Book Value	70,055,369

As of December 31, 2013
Additions by business combination	14,616,297
Conversion effect	(2,798,819)
Book Value	81,872,847

As of December 31, 2013
Historic cost	81,872,847
Book Value	81,872,847

As of December 31, 2014
Additions by business combination	5,566,003
Conversion effect	(658,947)
Book Value	86,779,903

As of December 31, 2014
Historic cost	86,779,903
Book Value	86,779,903

There are no restrictions or pledges against on goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Goodwill from investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill of the investments assigned to the CGUs inside the Company segments are:

Segment	Cash Generating Unit	As of December 31, 2014	As of December 31, 2013
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	9,083,766	9,083,766
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	12,664,795	12,664,795
	Los Huemules S.R.L.	47,443	47,443
	Subtotal	30,675,249	30,675,249
Río de la Plata	CCU Argentina S.A. and subsidiaries	11,557,934	13,107,723
	Marzurel S.A., Coralina S.A. and Milotur S.A.	6,580,451	5,689,609
	Bebidas del Paraguay S.A.	5,566,003	-
	Subtotal	23,704,388	18,797,332
Wines	Viña San Pedro Tarapacá S.A.	32,400,266	32,400,266
	Subtotal	32,400,266	32,400,266
Total		86,779,903	81,872,847

Goodwill assigned to the CGU is submitted to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by the Management for the same term and with an average grown-rate of 3%. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The discount rates used range from a 9.1% to 14.2%. Given the materiality of the amounts involved, it was not considered relevant to describe additional information in this Note. A reasonable change in assumptions would not result in an impairment to goodwill.

As December 31, 2014, the Company has not identified any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 22 Property, plant and equipment

The movement of Property, plant and equipment as of December 31, 2013 and 2014, is as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under construction	Furniture, accessories and vehicles	Assets under finance lease	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2013
Historic cost	420,121,331	325,305,827	136,425,774	89,315,579	69,764,486	46,695,394	13,936,681	1,101,565,072
Accumulated depreciation	(113,014,899)	(209,579,744)	(68,604,355)	(64,891,602)	-	(32,122,025)	(1,023,786)	(489,236,411)
Book Value	307,106,432	115,726,083	67,821,419	24,423,977	69,764,486	14,573,369	12,912,895	612,328,661

As of December 31, 2013
Additions	-	-	-	-	126,510,921	-	-	126,510,921
Additions of historic cost by business combination	9,508,826	2,045,046	2,596,541	1,240,456	(667,055)	925,057	2,660,469	18,309,340
Additions of accumulated depreciation by business combination	(343,605)	(397,840)	(1,382,700)	(556,672)	-	(504,520)	(1,027,870)	(4,213,207)
Transfers	31,377,878	33,449,473	27,408,964	10,772,291	(107,022,783)	4,014,177	-	-
Conversion effect historic cost	(4,639,869)	(6,646,895)	(5,573,110)	(2,063,872)	(1,519,083)	(239,855)	-	(20,682,684)
Write off (cost)	(305,532)	(2,977,948)	(1,158,045)	(564,261)	-	(543,730)	-	(5,549,516)
Write off (depreciation)	-	2,962,066	1,154,048	563,071	-	401,674	-	5,080,859
Depreciation	(11,830,318)	(15,948,234)	(17,651,783)	(6,064,360)	-	(5,680,608)	(72,040)	(57,247,343)
Conversion effect depreciation	582,674	2,969,134	2,051,084	1,267,746	-	211,925	-	7,082,563
Others increase (decreased	125,523	229,673	(6,967)	-	498,229	(7,942)	(108,410)	730,106
Transfers to Investment Property (cost)	(1,459,953)	-	-	-	-	-	-	(1,459,953)
Transfers to Investment Property (depreciation)	542,013	-	-	-	-	-	-	542,013
Divestitures (cost)	(887,734)	(1,606,975)	(273,849)	(1,186,069)	-	(3,488,317)	-	(7,442,944)
Divestitures (depreciation)	603,068	1,593,986	213,908	1,179,515	-	3,415,128	-	7,005,605
Book Value	330,379,403	131,397,569	75,199,510	29,011,822	87,564,715	13,076,358	14,365,044	680,994,421

As of December 31, 2013
Historic cost	453,487,502	349,828,341	161,171,871	97,514,125	87,564,715	46,791,927	16,605,171	1,212,963,652
Accumulated depreciation	(123,108,099)	(218,430,772)	(85,972,361)	(68,502,303)	-	(33,715,569)	(2,240,127)	(531,969,231)
Book Value	330,379,403	131,397,569	75,199,510	29,011,822	87,564,715	13,076,358	14,365,044	680,994,421

As of December 31, 2014
Additions	-	-	-	-	210,692,974	-	-	210,692,974
Additions of historic cost by business combination	10,427,012	12,835,099	-	3,418,895	36,673	1,183,127	-	27,900,806
Additions of accumulated depreciation by business combination	(1,389,726)	(7,479,822)	-	(1,432,178)	-	(976,481)	-	(11,278,207)
Transfers	100,881,784	36,903,635	31,891,992	16,780,869	(196,727,122)	10,054,122	214,720	-
Conversion effect historic cost	(3,282,317)	(4,921,609)	(4,702,605)	(1,528,664)	(318,098)	(230,044)	-	(14,983,337)
Write off (cost)	(1,209,647)	(1,572,892)	(806,633)	(869,736)	-	(1,107,114)	(4,543)	(5,570,565)
Write off (depreciation)	1,662	1,413,756	788,331	868,292	-	880,419	2,310	3,954,770
Capitalized interests	116,740	151,331	-	-	(26,061)	-	-	242,010
Depreciation	(13,035,409)	(16,609,058)	(18,438,461)	(7,772,824)	-	(5,888,407)	(435,795)	(62,179,954)
Conversion effect depreciation	360,238	1,784,979	1,700,078	850,194	-	184,539	-	4,880,028
Transfers to Investment Property (cost)	(534,384)	-	-	-	(559,440)	-	-	(1,093,824)
Transfers to Investment Property (depreciation)	12,590	-	-	-	-	-	-	12,590
Others increase (decreased	(1,577,323)	1,465,411	2,208,005	(643,234)	(567,720)	28,623	(392,985)	520,777
Divestitures (cost)	(912,917)	(8,793,380)	(751,727)	(2,887,307)	-	(525,145)	(7,538)	(13,878,014)
Divestitures (depreciation)	424,428	8,619,785	694,205	2,761,160	-	451,774	5,407	12,956,759
Book Value	420,662,134	155,194,804	87,782,695	38,557,289	100,095,921	17,131,771	13,746,620	833,171,234

As of December 31, 2014
Historic cost	557,500,819	388,454,274	189,538,674	111,860,840	100,095,921	56,290,001	16,367,167	1,420,107,696
Accumulated depreciation	(136,838,685)	(233,259,470)	(101,755,979)	(73,303,551)	-	(39,158,230)	(2,620,547)	(586,936,462)
Book Value	420,662,134	155,194,804	87,782,695	38,557,289	100,095,921	17,131,771	13,746,620	833,171,234

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The balance of the land at the end of each year is as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Land	228,846,045	162,013,374
Total	228,846,045	162,013,374

Capitalized interest as of December 31, 2014, amount to ThCh$ 1,010,296 (ThCh$ 1,190,770 in 2013).

Due to the nature of the Company’s businesses, the asset values do not consider an estimate for the cost of dismantling, withdrawal or rehabilitation.

The Company does not maintain pledges or restrictions over property, plant and equipment items, except for the land and building under finance lease.

Management has not seen any evidence of impairment of Property, plant and equipment in 2014.

Assets under finance lease:

The book value of land and buildings relates to finance lease agreements for the Parent Company and its subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Land	2,234,946	2,234,946
Buildings	9,449,575	9,565,706
Machinery and equipment	2,062,099	2,564,392
Total	13,746,620	14,365,044

Note 27, letter b)  includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at CCU S.A., Compañía Cervecera Kunstmann S.A. and Manantial S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 23 Investment Property

Changes in the movement of the investment property during the years ended of December 31, 2013 and 2014 is as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2013
Historic cost	6,038,995	608,015	6,647,010
Depreciation	-	(86,964)	(86,964)
Book Value	6,038,995	521,051	6,560,046

As of December 31, 2013
Transfers from PPE (cost)	-	1,459,954	1,459,954
Transfers from PPE (depreciation)	-	(542,013)	(542,013)
Depreciation	-	(46,257)	(46,257)
Conversion effect (cost)	(448,626)	(94,764)	(543,390)
Conversion effect (depreciation)	-	13,121	13,121
Book Value	5,590,369	1,311,092	6,901,461

As of December 31, 2013
Historic cost	5,590,369	1,964,783	7,555,152
Depreciation	-	(653,691)	(653,691)
Book Value	5,590,369	1,311,092	6,901,461

As of December 31, 2014
Additions	275,001	-	275,001
Transfers from PPE (cost)	243,505	850,319	1,093,824
Transfers from PPE (accumuleted depreciation)	-	(12,590)	(12,590)
Depreciation	-	(65,208)	(65,208)
Conversion effect (cost)	(248,418)	(39,897)	(288,315)
Conversion effect (depreciation)	-	13,440	13,440
Book Value	5,860,457	2,057,156	7,917,613

As of December 31, 2014
Historic cost	5,860,457	2,775,205	8,635,662
Depreciation	-	(718,049)	(718,049)
Book Value	5,860,457	2,057,156	7,917,613

Investment property includes twenty lands properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one lands properties, two offices and one apartment of them being leased and generating ThCh$ 153,283 revenue during year 2014 (ThCh$ 110,333 in 2013 and ThCh$ 4,071 in 2012). Additionally, there are three lands in Argentina, which are leased and generated an income for ThCh$ 117,661 for year 2014 (ThCh$ 134,103 in 2013 and ThCh$ 141,292 in 2012). In addition, the expenses associated with such investment properties amount to ThCh$ 190,670 for the year ended as of December 31, 2014 (ThCh$ 161,915 in 2013 and ThCh$ 139,190 in 2012).

Management has not seen any evidence of impairment of Investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 24 Assets of disposal group held for sale

During the last quarter of 2009, the Board of Tamarí S.A. (merged with Finca la Celia S.A. as of April 1, 2011) authorized the sale of fixed assets which includes the winery with facilities for processing and storage of wines as well as of acres that surround it and the guest house. This decision is based primarily on the advantage of consolidating the operations of processing and packaging of wines from the Wine Group subsidiaries VSPT facilities in Finca La Celia, generating significant synergies for the Group.

During 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets, which expected to occur during 2015.

During December 2014, the subsidiary Sidra La Victoria S.A. authorized the sale of property located in Cipolletti city, Provincia de Río Negro, Argentina.

As described in Note 2.17, non-current assets held for sale have been recorded at the lower of book value and estimated sale value December 31, 2014.

At December 31, 2014 and 2013, the items of assets held for sale are the following:

Assets of disposal group held for sale	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Land	196,818	83,824
Constructions	467,833	154,242
Machinerys	94,109	101,835
Total	758,760	339,901

Note 25 Biological Assets

The Company, through its subsidiaries Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land.

The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2014, the Company maintained approximately 4,208, of which 4,083 hectares are for vines in production stage. Of the total hectares mentioned above, 3,765 correspond to own land and 318 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2014, the production plant vines yield approximately 42,5 million kilos of grapes (54,1 million kilos of grapes in 2013).

As part of the risk administration activities, the subsidiaries use insurance agreements for the damage caused by nature or other to their biological assets. In addition, either productive or under formation vines are not affected by title restrictions of any kind, nor have they been pledged as a guarantee for financial liabilities.

For production vines depreciation is carried out on a linear basis and it is based on the 30-years average estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

The costs incurred for acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, the basis that management considers that it represents a reasonable approximation to fair value.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

There is no evidence of impairment on the biological assets held by the Company.

The movement of biological assets during the years ended December 31, 2013 and 2014 is as follows:

Biological Assets	Under Production Vines	Training vines	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2013
Historic cost	28,369,903	1,653,240	30,023,143
Accumulated depreciation	(11,917,930)	-	(11,917,930)
Book Value	16,451,973	1,653,240	18,105,213

As of December 31, 2013
Additions	-	927,115	927,115
Transfers	770,597	(770,597)	-
Historic cost conversion effects	(135,973)	-	(135,973)
Depreciation	(1,155,197)	-	(1,155,197)
Depreciation conversion effect	68,987	-	68,987
Divestitures (cost)	(340,230)	-	(340,230)
Divestitures (depreciation)	192,093	-	192,093
Book Value	15,852,250	1,809,758	17,662,008

As of December 31, 2013
Historic cost	28,664,297	1,809,758	30,474,055
Accumulated depreciation	(12,812,047)	-	(12,812,047)
Book Value	15,852,250	1,809,758	17,662,008

As of December 31, 2014
Additions	-	1,763,432	1,763,432
Transfers	1,809,510	(1,809,510)	-
Historic cost conversion effects	(20,437)	-	(20,437)
Depreciation	(1,179,010)	-	(1,179,010)
Depreciation conversion effect	42,677	-	42,677
Divestitures (cost)	(415,903)	-	(415,903)
Divestitures (depreciation)	231,641	-	231,641
Book Value	16,320,728	1,763,680	18,084,408

As of December 31, 2014
Historic cost	30,037,467	1,763,680	31,801,147
Accumulated depreciation	(13,716,739)	-	(13,716,739)
Book Value	16,320,728	1,763,680	18,084,408

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 26 Income taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Refundable tax previous year	658,744	103,186
Taxes under claim	2,808,110	2,288,108
Argentinean tax credits	3,910,500	3,652,539
Monthly provisions	9,394,028	1,299,344
Payment of absorbed profit provision	975,477	-
Other credits	1,666,555	1,796,229
Total	19,413,414	9,139,406

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Chilean income taxes	6,718,638	8,848,026
Monthly provisional payments	4,113,611	1,539,101
Chilean unique taxes	48,810	114,060
Estimated Argentine minimum gain subsidiaries taxes	816,076	415,678
Total	11,697,135	10,916,865

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2014, 2013 and 2012, is as follows:

	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	992,342	101,216	(8,752,061)
Prior year adjustments	4,763,242	(3) 7,857,107	165,671
Effect of change in tax rates	(1) (14,520,287)	-	(2) (5,265,298)
Tax benefits (loss)	527,447	(2,225,971)	2,590,142
Total deferred tax expense	(8,237,256)	5,732,352	(11,261,546)
Current tax expense	(34,522,795)	(35,137,106)	(25,317,317)
Prior period adjustments	(3,913,449)	(3) (5,300,153)	(554,467)
(Loss) Income from income tax	(46,673,500)	(34,704,907)	(37,133,330)

(1)   On September 29, 2014 Act No. 20,780 was published in Chile, regarding the so called “Tax reform” which introduces amendments, among others, to the Income tax system.  The said Act provides that corporations will apply by default the "Partially Integrated System", unless a future Extraordinary Shareholders Meeting agrees to opt for the "Attributed Income Regime”. The Act provides for the "Partially Integrated System" a gradual increase in the First Category Income tax rate, going from 20% to 21% for the business year 2014, to 22.5% for the business year 2015, to 24% for the business year 2016, to 25.5% for the business year 2017 and to 27% starting 2018 business year.

      The effect of the new tax rate of 21%, applicable from January 1, 2014, resulted in charges of ThCh$ 1,359,437 against income in 2014.

      The difference between assets and liabilities for deferred taxes which occur as a direct effect of the increase in the First Category Income tax rate introduced by Act No. 20,780, has been accounted against to Net income. As of December 31, 2014, the total effect registered against the Net income was an amount of ThCh$ 14,520,287.

(2) This concept is related to a change in tax rate, based on a modified tax law in Chile. This change in tax rate, which was initially a temporary measure, raised the rate from 17% to 20% for the year 2011 and 18.5% for the year 2012, returning to 17% in 2013. Subsequently, on September 27, 2012, Law N° 20,630, so-called Tax Reform was published, which made permanent the tax rate change from 17% to 20% for First Category Tax beginning in 2012, generating a charge to deferred income tax of ThCh$ 5,265,298. This charge includes ThCh$ 2,512,683 related to deferred tax of the revaluation of land, upon implementation of IFRS, whose origin was adjusted in Equity under Retained earnings. According to instructions from the SVS in its Ordinary Office N° 26160, dated November 7, 2012, in response to our submission dated October 31, 2012, this amount was charged to the Net income of 2012.

(3)   Mainly related to a one-time effect caused by a deferred tax provision reversal related to deposits for returns of bottles and containers provision.

The deferred taxes related to items charged or credited directly to Consolidated Statement of Comprehensive Income are as follows:

	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	39,470	(51,304)	189,525
Actuarial gains and losses deriving from defined benefit plans	501,689	105,151	-
Charge to equity	541,159	53,847	189,525

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Effective Rate

The Company’s income tax expense as of December 31, 2014, 2013 and 2012 represents 27.9%, 20.7% and 23.1%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2014		2013		2012
	ThCh$	Rate	ThCh$	Rate	ThCh$	Rate
Income before taxes	167,168,082	-	167,609,458	-	161,110,230	-
Income tax using the statutory rate	(35,105,297)	21.0	(33,521,892)	20.0	(32,222,046)	20.0
Adjustments to reach the effective rate
Income not taxable (non-deductible expenses) net	(133.385)	0.1	(1,307,033)	0.7	3,886,184	(2.4)
Effect of change in tax rate	(14,520,288)	8.7	-	-	(5,265,298)	3.3
Effect of tax rates in Argentina and Uruguay	2,235,676	(1.3)	(2,432,936)	1.5	(3,143,374)	2.0
Prior year adjustments	849,794	(0.5)	2,556,954	(1.5)	(388,796)	0.2
Income tax, as reported	(46,673,500)	27.9	(34,704,907)	20.7	(37,133,330)	23.1

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Deferred tax assets
Accounts receivable impairment provision	721,772	1,176,765
Employee benefits and other non taxable expenses	7,984,756	4,399,300
Inventory impairment provision	886,694	300,166
Severance indemnity	4,592,647	3,440,514
Inventory valuation	1,143,039	2,445,158
Amortization of intangibles	1,021,992	932,056
Other assets	8,401,374	6,119,364
Tax loss carryforwards	5,454,745	5,712,038
Total assets from deferred taxes	30,207,019	24,525,361

Deferred taxes liabilities
Fixed assets depreciation	36,618,758	32,736,097
Deposit for bottles and containers	-	429,698
Capitalized software expense	1,694,859	1,189,887
Agricultural operation expense	3,493,499	3,262,103
Manufacturing indirect activation costs	3,777,813	2,459,863
Intangibles	10,524,509	7,379,376
Land	30,479,61	25,124,736
Other liabilities	929,652	451,654
Total liabilities from deferred taxes	87,518,700	73,033,414
Total	(57,311,681)	(48,508,053)

No deferred taxes have been recorded for the temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the Translation Adjustments or investments in Joint Ventures and Associates.

In accordance with current tax laws in Chile, taxable losses do not expire and can be applied indefinitely. Regarding Argentina, taxable losses expire after 5 years.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Deferred tax assets	Deferred Taxes ThCh$
As of January 1, 2013	(52,963,093)
Deferred taxes for business combination	(1,824,913)
Deferred taxes expenses	5,732,352
Conversion effect	420,582
Deferred taxes against equity	53,847
Other deferred movements taxes	73,172
Charge	4,455,040
As of December 31, 2013	(48,508,053)

As of January 1, 2014
Deferred taxes for business combination	(461,566)
Deferred Tax Losses Tax absorption	(968,195)
Charge to income tax deferred	(8,237,257)
Conversion effect	84,862
Deferred taxes against equity	541,159
Other deferred movements taxes	237,369
Charge	(8,803,628)
As of December 31, 2014	(57,311,681)

Note 27 Other financial liabilities

Debts and financial liabilities classified based on the type of obligation and their classifications in the consolidated balance sheet are as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Bank borrowings (*)	95,822,149	80,971,892
Bonds payable (*)	73,937,639	153,032,487
Financial leases obligations (*)	17,392,945	16,932,430
Deposits for return of bottles and containers	11,787,424	11,451,872
Derivatives (**)	684,317	661,473
Liability coverage (**)	228,376	201,064
Total	199,852,850	263,251,218
Current	65,318,293	120,488,188
Non current	134,534,557	142,763,030
Total	199,852,850	263,251,218

(*)  See Note 5.

(**) See Note 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The maturities and interest rates of such obligations are as follows:

As of December 31, 2014:

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
0-E	Finca La Celia S.A	Argentina	O-E	Banco Santander RIO	Argentina	USD	338,173	-	-	-	-	338,173	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Santander RIO	Argentina	USD	338,173	-	-	-	-	338,173	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	USD	-	73,057	-	-	-	73,057	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	USD	-	79,145	-	-	-	79,145	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	USD	-	76,101	-	-	-	76,101	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	USD	-	75,844	-	-	-	75,844	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Fondo para la Transformación y Crec.	Argentina	$ARG	-	2,114	-	-	-	2,114	Semiannual	6.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	581,393	-	-	-	-	581,393	At maturity	28.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	569,746	-	-	-	-	569,746	At maturity	30.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	327,034	-	-	-	-	327,034	At maturity	28.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	174,129	-	-	-	-	174,129	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	3,725	13,226	13,708	-	-	30,659	Quarter	15.25
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	131,476	-	-	-	-	131,476	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,640	-	-	-	-	29,640	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,640	-	-	-	-	29,640	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	177,838	-	-	-	-	177,838	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco BBVA	Argentina	$ARG	402,311	-	-	-	-	402,311	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	43,659	-	-	-	-	43,659	At maturity	24.00
91,041,000-8	Viña San Pedro Tarapaca S.A. (1)	Chile	97,004,000-5	Banco de Chile	Chile	USD	23,097	-	2,691,604	-	-	2,714,701	At maturity	1.79
91,041,000-8	Viña San Pedro Tarapaca S.A. (2)	Chile	97,004,000-5	Banco de Chile	Chile	USD	53,348	-	6,067,500	-	-	6,120,848	At maturity	1.79
91,041,000-8	Viña San Pedro Tarapaca S.A. (2)	Chile	97,018,000-1	Scotiabank	Chile	USD	1,438	4,854,000	-	-	-	4,855,438	At maturity	1.19
91,041,000-8	Viña San Pedro Tarapaca S.A.	Chile	97,030,000-7	Banco Estado	Chile	EUR	-	4,590,673	-	-	-	4,590,673	At maturity	0.59
91,041,000-8	Viña San Pedro Tarapaca S.A.	Chile	97,030,000-7	Banco Estado	Chile	UF	-	54,044	-	9,358,298	-	9,412,342	At maturity	2.70
99,586,280-8	Compañía Pisquera de Chile S.A	Chile	97,030,000-7	Banco Estado	Chile	CLP	448,895	-	15,949,982	-	-	16,398,877	At maturity	0.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	14,752	42,394	120,811	48,426	-	226,383	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	7,798	23,813	68,838	53,562	-	154,011	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	6,392	19,613	39,365	-	-	65,370	Monthly	5.36
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	1,654	2,266	-	-	-	3,920	Monthly	9.12
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	19,000	57,000	152,000	12,667	-	240,667	Monthly	7.59
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	14,000	42,000	112,000	88,667	-	256,667	Monthly	5.88
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	9,214	3,107	-	-	-	12,321	Monthly	7.32
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	7,426	17,873	-	-	-	25,299	Monthly	7.56
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	22,178	68,690	80,528	-	-	171,396	Monthly	6.66
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	62,759	192,305	-	-	-	255,064	Monthly	4.38
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	-	251,734	-	-	-	251,734	Monthly	0.37
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	5,834	14,043	-	-	-	19,877	Monthly	0.63
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	33,596	104,022	72,279	-	-	209,897	Monthly	0.63
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	-	200,852	-	-	-	200,852	Monthly	0.63
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	CLP	18,792	-	-	-	-	18,792	Monthly	0.50
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	USD	23,418	69,795	93,672	-	-	186,885	Monthly	5.50
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	601,212	-	-	-	-	601,212	At maturity	17.00
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	357,814	-	-	-	-	357,814	At maturity	1.12
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	138,532	-	-	-	-	138,532	At maturity	17.00
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	643,409	-	-	-	-	643,409	At maturity	16.80
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	-	515,411	-	-	-	515,411	At maturity	4.50
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	-	618,493	-	-	-	618,493	At maturity	4.50
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco de Chile	Chile	CLP	-	1,034,167	-	-	-	1,034,167	At maturity	4.92
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,030,000-7	Scotiabank	Chile	USD	2,413	-	387,514	-	-	389,927	At maturity	1.90
96,981,310-6	Compañia Cervecera Kunstmann S.A.	Chile	97,030,000-7	BancoEstado	Chile	CLP	1,303,864	-	-	-	-	1,303,864	At maturity	0.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	1,541,623	4,401,173	-	-	-	5,942,796	Quarter	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	445,789	1,208,180	3,221,814	3,221,813	-	8,097,596	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citibank	Argentina	$ARG	54,865	177,392	335,073	-	-	567,330	Monthly	15.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	690,557	1,418,990	4,257,610	-	-	6,367,157	Quarter	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	14,494,421	-	-	-	-	14,494,421	At maturity	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Hipotecario	Argentina	$ARG	3,063,385	-	-	-	-	3,063,385	At maturity	29.00
0-E	Saenz Briones SA	Argentina	0-E	Banco HSBC	Argentina	$ARG	2,724	-	-	-	-	2,724	At maturity	20.00
0-E	Saenz Briones SA	Argentina	0-E	Banco Citibank	Argentina	$ARG	93,631	236,522	236,522	-	-	566,675	Monthly	15.25
0-E	Saenz Briones SA	Argentina	0-E	Banco Patagonia	Argentina	$ARG	829,136	-	-	-	-	829,136	At maturity	30.00
Sub-total							28,599,857	20,538,039	33,900,820	12,783,433	-	95,822,149

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

						Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
90,413,000-1	CCU S.A	Chile	415 13/06/2005 BONO SERIE E	Chile	UF	-	2,437,294	4,741,076	4,818,518	12,313,550	24,310,438	Semiannual	4.00
90,413,000-1	CCU S.A	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	592,131	-	-	2,149,320	46,885,750	49,627,201	Semiannual	4.25
Sub-total						592,131	2,437,294	4,741,076	6,967,838	59,199,300	73,937,639

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
0-E	Finca La Celia S.A	Argentina	O-E	Supervielle	Argentina	$ARG	1,475	4,620	11,088	2,466	-	19,649	At maturity	17.50
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Creditos e Inversiones	Chile	UF	7,058	15,218	29,841	-	-	52,117	Monthly	5.06
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	20,250	42,944	37,825	-	-	101,019	Monthly	9.31
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco Estado	Chile	UF	12,160	6,585	-	-	-	18,745	Monthly	14.01
96,711,590-8	Manantial S.A.	Chile	97,053,000-2	Banco Security	Chile	UF	31,538	79,780	57,744	-	-	169,062	Monthly	6.81
90,413,000-1	CCU S.A	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A	Chile	UF	22,926	38,773	102,087	117,043	16,135,005	16,415,834	Monthly	7.07
96981310-6	Compañía Cervecera Kunstmann S.A	Chile	97,004,000-5	Banco de Chile	Chile	UF	38,866	101,818	75,724	-	-	216,408	Monthly	6.43
96981310-6	Compañía Cervecera Kunstmann S.A	Chile	97,030,000-7	Banco Estado	Chile	UF	21,843	66,935	189,245	92,241	-	370,264	Monthly	4.33
76,077,848-6	Cervecera Belga de la Patagonia	Chile	97,015,000-5	Banco Santander de Chile	Chile	UF	1,306	4,044	11,760	12,737	-	29,847	Monthly	6.27
Sub-total financial leases obligations							157,422	360,717	515,314	224,487	16,135,005	17,392,945

Total							29,349,410	23,336,050	39,157,210	19,975,758	75,334,305	187,152,733

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Interest Rate Swap (Note 6).

.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

As of December 31, 2013:

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
0-E	Finca La Celia S.A	Argentina	0-E	Banco Santander Rio	Argentina	USD	474,529	-	-	-	-	474,529	At maturity	2.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Santander Rio	Argentina	USD	105,450	-	-	-	-	105,450	At maturity	2.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Supervielle	Argentina	USD	-	131,485	-	-	-	131,485	At maturity	3.75
0-E	Finca La Celia S.A	Argentina	0-E	Banco Supervielle	Argentina	USD	-	26,351	-	-	-	26,351	At maturity	2.75
0-E	Finca La Celia S.A	Argentina	0-E	Banco Supervielle	Argentina	USD	-	105,167	-	-	-	105,167	At maturity	2.75
0-E	Finca La Celia S.A	Argentina	0-E	Fondo para la Transformación y Crec.	Argentina	$ARG	-	4,663	2,828	-	-	7,491	Semiannual	6.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	772,295	-	-	-	-	772,295	At maturity	26.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	196,225	-	-	-	-	196,225	At maturity	24.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	178,430	-	-	-	-	178,430	At maturity	26.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	72,218	-	-	-	-	72,218	At maturity	24.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	184,282	-	-	-	-	184,282	At maturity	24.00
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	-	12,883	29,253	-	-	42,136	At maturity	15.25
0-E	Finca La Celia S.A	Argentina	0-E	Banco Patagonia	Argentina	$ARG	65,968	-	-	-	-	65,968	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	37,982	-	-	-	-	37,982	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	33,585	-	-	-	-	33,585	At maturity	19.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	33,444	-	-	-	-	33,444	At maturity	23.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	33,444	-	-	-	-	33,444	At maturity	23.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco San Juan	Argentina	$ARG	-	32,822	-	-	-	32,822	At maturity	23.50
0-E	Finca La Celia S.A	Argentina	0-E	Banco BBVA	Argentina	$ARG	375,229	-	-	-	-	375,229	At maturity	22.75
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,004,000-5	Banco De Chile	Chile	USD	20,846	-	2,327,223	-	-	2,348,069	At maturity	1.86
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	97,004,000-5	Banco De Chile	Chile	USD	47,971	-	5,246,100	-	-	5,294,071	At maturity	1.87
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	USD	-	4,198,419	-	-	-	4,198,419	At maturity	0.88
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	EUR	-	4,492,063	-	-	-	4,492,063	At maturity	0.75
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	97,018,000-1	Banco Scotiabank	Chile	USD	1,097	-	4,196,880	-	-	4,197,977	At maturity	1.18
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco Del Estado De Chile	Chile	CLP	-	520,292	-	-	-	520,292	At maturity	5.84
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco Del Estado De Chile	Chile	CLP	-	624,350	-	-	-	624,350	At maturity	5.84
99,586,280-8	Compañía Pisquera De Chile S.A.	Chile	97,030,000-7	Banco Del Estado De Chile	Chile	CLP	471,136	-	-	15,900,089	-	16,371,225	At maturity	6.86
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	1,679,820	3,352,055	8,380,136	-	-	13,412,011	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BNA	Argentina	$ARG	407,527	1,369,813	7,305,668	1,826,416	-	10,909,425	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	59,417	89,388	648,064	-	-	796,869	Monthly	15.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citi Bank	Argentina	$ARG	-	6,144,870	-	-	-	6,144,870	At maturity	21.60
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Hipotecario	Argentina	$ARG	-	1,641,872	-	-	-	1,641,872	At maturity	22.00
0-E	Sidra La Victoria S.A.	Argentina	0-E	Banco Hipotecario	Argentina	$ARG	-	409,118	-	-	-	409,118	At maturity	22.00
0-E	Saenz Briones S.A.	Argentina	0-E	Banco HSBC	Argentina	$ARG	80,449	-	-	-	-	80,449	At maturity	17.00
0-E	Saenz Briones S.A.	Argentina	0-E	Banco HSBC	Argentina	$ARG	-	60,314	-	-	-	60,314	At maturity	20.00
0-E	Saenz Briones S.A.	Argentina	0-E	Banco Citi Bank	Argentina	$ARG	-	108,329	628,800	-	-	737,129	Monthly	15.25
0-E	Saenz Briones S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	479,195	-	-	-	-	479,195	At maturity	21.75
0-E	Saenz Briones S.A.	Argentina	0-E	Banco Patagonia	Argentina	$ARG	405,519	-	-	-	-	405,519	At maturity	31.00
0-E	Saenz Briones S.A.	Argentina	0-E	Banco Hipotecario	Argentina	$ARG	-	1,233,671	-	-	-	1,233,671	At maturity	22.00
0-E	Milotur S.A.	Uruguay	0-E	Nuevo Banco Comercial	Uruguay	USD	1,595	-	-	-	-	1,595	Monthly	6.50
0-E	Milotur S.A.	Uruguay	0-E	Nuevo Banco Comercial	Uruguay	USD	17,251	53,159	145,959	-	-	216,369	Monthly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Nuevo Banco Comercial	Uruguay	UYU	135,213	-	-	-	-	135,213	Monthly	17.30
0-E	Milotur S.A.	Uruguay	0-E	Nuevo Banco Comercial	Uruguay	UYU	271,453	-	-	-	-	271,453	At maturity	10.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Citi Bank	Uruguay	UYU	516,074	-	-	-	-	516,074	At maturity	14.50
0-E	Milotur S.A.	Uruguay	0-E	Nuevo Banco Comercial	Uruguay	UYU	524,597	-	-	-	-	524,597	At maturity	17.30
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e Inversiones	Chile	CLP	5,925	10,216	-	-	-	16,141	Monthly	9.84
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco De Chile	Chile	CLP	1,497	4,165	5,000	-	-	10,662	Monthly	9.12
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco De Chile	Chile	CLP	1,785	-	-	-	-	1,785	Monthly	12.12
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco De Chile	Chile	CLP	19,000	57,000	152,000	95,000	-	323,000	Monthly	7.60
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco Del Estado De Chile	Chile	CLP	5,361	16,739	21,797	-	-	43,897	Monthly	7.56
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco Del Estado De Chile	Chile	CLP	41,462	96,942	220,977	-	-	359,381	Monthly	6.52
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itau	Chile	CLP	8,490	26,474	15,352	-	-	50,316	Monthly	7.32
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itau	Chile	CLP	6,823	21,303	27,743	-	-	55,869	Monthly	7.56
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itau	Chile	CLP	20,603	63,930	178,709	-	-	263,242	Monthly	6.66
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco De Chile	Chile	UF	12,364	38,110	108,570	104,095	-	263,139	Monthly	4.80
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco De Chile	Chile	UF	6,864	21,256	61,120	68,302	18,297	175,839	Monthly	5.48
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco De Chile	Chile	UF	5,659	17,488	50,228	13,433	-	86,808	Monthly	5.36
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú	Chile	USD	26,731	-	-	-	-	26,731	Monthly	2.00
Sub-total							8,110,679	25,083,173	29,752,407	18,007,336	18,297	80,971,892

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

			Registration or ID No. Instrument			Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country		Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	415 13/06/2005 BONO SERIE A	Chile	UF	610,793	428,096	1,726,876	1,730,745	5,830,231	10,326,741	Semiannual	3.80
90,413,000-1	CCU S.A.	Chile	388 18/10/2004 BONO SERIE E	Chile	UF	-	2,309,671	4,470,092	4,505,563	13,958,093	25,243,419	Semiannual	4.00
90,413,000-1	CCU S.A.	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	575,064	-	-	-	46,378,801	46,953,865	Semiannual	4.25
90,413,000-1	CCU S.A.	Chile	572 23/03/2009 BONO SERIE I	Chile	UF	70,508,462	-	-	-	-	70,508,462	At maturity	3.00
Sub-total						71,694,319	2,737,767	6,196,968	6,236,308	66,167,125	153,032,487

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
90,413,000-1	CCU S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	20,266	62,917	105,060	103,461	15,329,071	15,620,775	Monthly	7.07
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	34,772	90,112	193,188	11,641	-	329,713	Monthly	6.43
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	19,817	60,727	171,693	178,764	-	431,001	Monthly	4.33
96,981,310-6	Compañía Cervecera Kunstmann S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	UF	17,486	-	-	-	-	17,486	Monthly	7.20
76,077,848-6	Cervecera Belga De La Patagonia S.A.	Chile	97,015,000-5	Banco Santander Chile	Chile	UF	1,168	3,615	10,512	11,911	5,420	32,626	Monthly	6.27
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e Inversiones	Chile	UF	12,343	8,523	1,955	-	-	22,821	Monthly	6.30
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,069	47,893	48,694	-	-	113,656	Monthly	6.07
96,711,590-8	Manantial S.A.	Chile	97,053,000-2	Banco Security	Chile	UF	31,202	93,739	128,056	-	-	252,997	Monthly	6.78
96,711,590-8	Manantial S.A.	Chile	97,000,600-6	Banco de Crédito e Inversiones	Chile	UF	848	896	-	-	-	1,744	Monthly	22.31
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	UF	5,087	9,832	-	-	-	14,919	Monthly	12.62
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	17,603	40,651	20,513	-	-	78,767	Monthly	16.04
96,711,590-8	Manantial S.A.	Chile	97,053,000-2	Banco Security	Chile	UF	4,243	11,682	-	-	-	15,925	Monthly	6.99
Sub-total financial leases obligations							181,904	430,587	679,671	305,777	15,334,491	16,932,430

Total							79,986,902	28,251,527	36,629,046	24,549,420	81,519,913	250,936,809

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap (Note 6).

.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 6.

The effective rates of bond obligations are as follows:

Bonds Serie A                                     3.96%

Bonds Serie E                                     4.52%

Bonds Serie H                                    4.26%

Bonds Serie I                                      3.18%

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2014		As of December 31, 2013
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	1,557,305	13,690,987	5,286,097	11,840,117
Chilean Pesos	21,537,298	-	18,640,160	-
Argentine Pesos	42,866,462	-	38,740,332	-
Unidades de Fomento	101,169,041	-	170,490,703	-
Euros	4,590,673	-	4,492,063	-
Uruguayan Pesos	1,740,967	-	1,447,337	-
Total	173,461,746	13,690,987	239,096,692	11,840,117

The terms and conditions of the main interest accruing obligations as of December 31, 2014, were as follows:

a)    Bank Borrowings

Banco Estado – Bank Loans

On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco Estado for a total of ThCh$ 16,000,000, for a period of 5 years, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

(a)   Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

(b)   Maintain a debt ratio of no more than 2.5, measured as Total liabilities divided by Equity.

(c)    Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than
UF 10,000, except under the terms established by the agreement, among other.

As of December 31, 2014, the Company was in compliance with the financial covenants and specific requirements of this loan.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Banco de Chile – Bank Loans

a) On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of
US$ 4,436,100, maturing on July 11, 2016.

    This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 6.

b) On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of
US$ 10,000,000, maturing on July 7, 2016.

    This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 6.

The aforementioned loans oblige the Company to comply with the same covenants as the Series A Bond as indicated in letter a) and b) obligations with the public in this Note.

c) On April 24, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 1,000,000, maturing on April 24, 2015.

    This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

Banco Estado  – Bank Loans

a)   On April 23, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 3,000,000, maturing on July 19, 2012.

      On July 19, 2012 the previous loan was renewed for a period of 71 days, maturing on September 28, 2012. Subsequently, on the same time this loan was renewed for a period of 84 days, maturing on December 21, 2012. On December 21, 2012, this loan was renewed for 60 days, maturating on February 19, 2013, renewed again for 94 days, maturing on May 24, 2013.

      This loan accrued interest at an annual rate. The subsidiary amortized interest and capital amortization consists of a single payment at the end of the established term.

      On May 24, 2013, this loan was paid.

b)   On July 19, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 1,000,000, maturing on September 28, 2012. Subsequently this loan was renewed for a period of 84 days, maturing on December 21, 2012. It was renewed for 60 days, maturing in February 19, 2013, renewed again for 94 days, maturing on May 24, 2013.

      This loan accrued a fixed interest at an annual rate. The subsidiary amortized interest and capital amortization consists of a single payment at the end of the established term.

      On May 24, 2013, this loan was paid.

c)   On April 25, 2012, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 500,000, maturing on April 25, 2013. Subsequently this loan was renewed for one year, maturing on April 25, 2014. It was renewed for one year, maturiting on April 25, 2015.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

d)   On April 25, 2013, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 600,000, maturing on April 25, 2014. It was renewed for one year, maturiting on April 25, 2015.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

e)   On June 16, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of 6,000,000 euros, maturing on June 16, 2015.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

f)    On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of UF 380,000, maturing on October 15, 2019.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

g)   On December 3, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 1,300,000, maturing on March 31, 2015.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

Banco Scotiabank – Bank Loans

a) On June 21, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of
US$ 3,897,940, maturing on June 20, 2013.

      This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest quarterly and capital amortization consists of a single payment at the end of the established term.

      This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap).

      On June 20, 2013, this loan was paid.

b)   On June 21, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 11,000,000, maturing on June 21, 2013.

      This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest semi-annually and capital amortization consists of a single payment at the end of the established term.

      On June 21, 2013, this loan was paid.

c)   On June 21, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 8,000,000, maturing on June 22, 2015.

      This loan accrues interest at a compound floating rate Libor plus 90 days plus a fixed margin. The subsidiary amortizes interest quarterly and capital amortization consists of a single payment at the end of the established term.

      The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

d)   On September 4, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Scotiabank for a total of US$ 638,674, maturing on September 4, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

Banco Santander Chile – Bank Loans

a)   On June 17, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Santander Chile for a total of US$ 8,000,000, maturing on June 17, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On June 17, 2014, this loan was paid.

b)   On June 17, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Santander Chile for a total of 6,200,000 Euros, maturing on June 17, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On June 17, 2014, this loan was paid.

BBVA Banco Francés S.A.; HSBC Bank Argentina S.A.; Banco de Galicia y Buenos Aires S.A.; La Sucursal de Citibank NA established in Argentinian Republic; Banco de La Provincia de Buenos Aires – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On October 5, 2012, the subsidiary CICSA signed a syndicated bank loan for a total of 187.5 million Argentine Pesos, maturating on October 5, 2015.

The proportional participation of banks lenders is as follows:

a)      BBVA Bank French S.A., with 55 million Argentine Pesos of pro rata participation.

b)     Banco de la Provincia de Buenos Aires, with 54 million Argentine Pesos.

c)     HSBC Bank Argentina S.A., with 43.5 million Argentine Pesos of pro rata participation.

d)     Banco de Galicia y Buenos Aires S.A., with 20 million Argentine Pesos of pro rata participation.

e)     Citibank NA established in Argentinian Republic, with 15 million Argentine Pesos of pro rata participation.

This loan accrues interest at an annual rate of 15.01% whose payment is made monthly. The subsidiary amortizes capital in 9 consecutive and equal quarterly quotes, once the grace period of 12 months from the date of disbursement.

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA1. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

[1] EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

c)   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Argentinian Republic.

d)     Maintain at the end of each quarter a minimum Equity of 600 million of Argentine Pesos.

As of December 31, 2014, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On December 28, 2012, CICSA signed a bank loan for a total of 140 million of Argentine pesos for a period of 7 years, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million argentine pesos and the second on June 28, 2013, for a total of 84 million of Argentine pesos.

This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Argentina Republic, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this.

The subsidiary amortizes capital in 74 consecutive and equal, once the grace period of 10 months from the date of disbursement.

Banco BBVA Francés S.A. – Préstamo bancario con Compañía Industrial Cervecera S.A. (CICSA)

d)   On June 18, 2014, the subsidiary CICSA signed a bank loan with BBVA Bank for a total of 90 million Argentinian pesos, maturing on November 18, 2017.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization quarterly.

b)    Financial Lease Obligations

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63, with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market. For Chilean GAAP purposes, in 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a ThCh$ 2,276,677 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Compañía Cervecera Kunstmann S.A and Manantial S.A.:

Other lease agreements are as follows:

Type	Institution	Contract Date	Currency	Amount	Number of quotas	Anual Interest	Purchase option (UF)
Compañía Cervecera Kunstmann S.A.
Production plant	Banco de Chile	04-19-05	UF	20,489	168	8.30%	302
Land Lote 2 C	Banco de Chile	06-26-07	UF	7,716	121	5.80%	85
Land Lote 2 D	Banco de Chile	03-25-08	UF	15,000	97	4.30%	183
Land Lote 13F1	Banco Estado	10-10-2012	UF	22,341	72	4.33%	348
Manantial S.A.
Dispensers	Banco de Crédito e Inversiones	01-04-2012	UF	4,275	37	5.06%	116
Dispensers	Banco de Chile	12-05-2011	UF	1,073	37	5.98%	311
Vehicles	Banco de Chile	08-27-12	UF	1,265	25	12.63%	51
Vehicles	Banco Estado	09-15-11	UF	5,342	25	14.01%	208
Computers	Banco Security	08-23-11	UF	2,387	37	6.99%	65
Dispensers	Banco Security	08-09-2011	UF	20,845	37	6.62%	563
Finca La Celia S.A.
Automotor	Banco Supervielle	06-10-2014	$ARG	10,814	45	17.50%	6,250

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2014:

Lease Minimum Future Payments	As of December 31, 2014
	Gross Amount	Interest	Current Value
	ThCh$	ThCh$	ThCh$
Less than one years	1,681,160	1,163,021	518,139
Between one and five year	5,228,658	4,488,857	739,801
Over five years	28,911,336	12,776,331	16,135,005
Total	35,821,154	18,428,209	17,392,945

c)    Bonds Payable

Series A Bonds – Subsidiary Viña San Pedro Tarapacá S.A.

On June 13, 2005, the subsidiary Viña San Pedro Tarapacá S.A. recorded in the Securities Record a bond issue for a total UF 1,500,000 at a 20-years term maturiting on July 15, 2025. Such issue was placed in the local market on July 20, 2005, with a premium amounting to ThCh$ 227,378. This obligation accrues interest at a fixed annual rate of 3.8% and amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of such bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35739-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of this subsidiary is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)  Control over subsidiaries representing at least 30% of the consolidated Adjusted EBITDA of the issuer. Adjusted EBITDA. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded in the Note Nature of the costs and expenses.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

(b)  Not to enter into investments in instruments issued by related parties different from its subsidiaries.

(c)  Neither sells nor transfers essential assets that jeopardize the continuance of its current purpose.

(d)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.2, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy contained in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liabilities and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy contained in the Statement of Changes in Equity.

(e)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

(f)   Maintain at the end of each quarter a minimum equity of ThCh$ 83,337,800, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

On July 21, 2011 the subsidiary made a partial prepayment for 750 Series A Bonds (of the 1,500 issued) equivalent to UF 513,750, according to Section Twelve of Clause Four for the Issue Contract Bond issued by public deed dated April 28, 2005. Additionally, the subsidiary recognized in the Consolidated Income Statement of that date an expenditure of ThCh$ 103,735, for expenses associated with the issuance of this debt.

On November 7, 2014, the subsidiary made a total prepayment for Series A Bonus for an amount of ThCh$ 9,778,759 and recognized in the Consolidated Income Statement of that date an expenditure of ThCh$ 117,200.

At the time of this total prepayment, the subsidiary Viña San Pedro de Tarapacá S.A. was in compliance with the financial covenants required for this public issue.

Series E Bonds – CCU S.A.

On October 18, 2004, under number 388 the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF 2,000,000 maturiting on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie E, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract.  Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Equity.

(b)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

(c)  Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Equity.

(d)  Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)  To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapacá S.A., except in the cases and under the terms established in the agreement.

(f)   To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(g)  Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

(h)  Neither sells nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

As of December 31, 2014 and December 31, 2013, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Series H and I Bonds – CCU S.A.

On March 23, 2009, the Company recorded in the Securities Record the issue of bonds Series H and I for a combined total of UF 5 million, with 5 and 21 years terms, respectively. Emissions of both series were placed in the local market on April 2, 2009.  The issuance of the Bond I was UF 3 million  with maturity on March 15, 2014, with a discount amounting to
ThCh$ 413,181, and accrues interest at an annual fixed rate of 3.0%, with amortize interest semi-annually and excluding the capital (bullet).  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010 and 36447-2010, were amended Issue Contract Series H and I, respectively, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

(a)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

(b)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

(c)  Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements.

(d)  Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)  To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

(f)   Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectolitres a year, except in the cases and under the terms of the contract.

(g)  To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(h)  Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

On March 17, 2014, the Company paid the total Serie I Bonds, equivalent UF 3,000,000.

As of December 31, 2014 and December 31, 2013, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 28 Accounts payable – trade and other payables

As of December 31, 2014 and 2013, the total Accounts payable-trade and other payables are as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Suppliers	159,782,385	149,900,984
Notes payable	3,940,353	2,875,895
Withholdings payable	40,429,573	31,573,106
Total	204,152,311	184,349,985
Current	203,782,805	183,508,115
Non-current	369,506	841,870
Total	204,152,311	184,349,985

Note 29 Provisions

As of December 31, 2014 and 2013, the total provisions recorded in the consolidated statement of financial position are as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Litigation	1,023,895	1,294,570
Others	1,596,196	1,673,910
Total	2,620,091	2,968,480
Current	410,259	833,358
Non-current	2,209,832	2,135,122
Total	2,620,091	2,968,480

The following was the change in provisions during the years ended December 31, 2013 and 2014:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2013	984,466	910,663	1,895,129
As of December 31, 2013
Additions by Business Combination	149,365	1,094,095	1,243,460
Incorporated	767,854	17,953	785,807
Used	(364,102)	(108,349)	(472,451)
Released	(64,635)	(96,378)	(161,013)
Conversion effect	(178,378)	(144,074)	(322,452)
As of December 31, 2013	1,294,570	1,673,910	2,968,480
As of December 31, 2014
Incorporated	622,320	151,966	774,286
Used	(751,636)	(1,668)	(753,304)
Released	(71,667)	(175,968)	(247,635)
Conversion effect	(69,692)	(52,044)	(121,736)
As of December 31, 2014	(1) 1,023,895	(2) 1,596,196	2,620,091

(1)     See Note 35.

(2)     Correspond mainly to provisions originated in business combination related to Uruguay´s companies.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The maturities of provisions at December 31, 2013, were as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	410,259	-	410,259
Between two and five years	378,090	1,580,580	1,958,670
Over five years	235,546	15,616	251,162
Total	1,023,895	1,596,196	2,620,091

Litigation

The detail of significant litigation proceedings to which the Company is exposed at a consolidated level is described in Note 35.

Management believes based on the development of such proceedings to date, the provisions established on a case by basis are adequate to cover the eventual adverse effects that could arise from these proceedings.

Note 30 Other non-financial liabilities

As of December 31, 2014 and 2013, the total Other non-financial liabilities are as follows:

	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Parent dividend provisioned by the board	23,278,681	23,278,681
Parent dividend provisioned according to policy	36,500,001	38,239,323
Outstanding parent dividends	520,145	532,120
Subsidiaries dividends according to policy	7,764,386	3,666,451
Others	833,550	162,003
Total	68,896,763	65,878,578
Current	68,896,763	65,878,578
Total	68,896,763	65,878,578

Note 31 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries maintain collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

i. Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

ii. Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labour relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Staff Expense” item.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

As of December 31, 2014 and 2013, the total staff benefits recorded in the Consolidated Statement of Financial Position is as follows:

Employees’ Benefits	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Short term benefits	17,943,771	18,839,547
Employment termination benefits	17,437,222	16,574,806
Total	35,380,993	35,414,353
Current	17,943,771	20,217,733
Non-current	17,437,222	15,196,620
Total	35,380,993	35,414,353

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

As of December 31, 2014 and 2013, the total short-term benefits recorded in the Consolidated Statement of Financial Position are as follows:

Short-Term Employees’ Benefits	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Vacation	7,856,572	7,085,786
Bonus and compensation	10,087,199	11,753,761
Total	17,943,771	18,839,547

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 6.0% (6.85% in 2013) and in Argentina 42.43% (31.88% in 2013).

As of December 31, 2014 and 2013, the obligation recorded for severance indemnity is as follows:

Severance Indemnity	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Current	-	1,378,186
Non-current	17,437,222	15,196,620
Total	17,437,222	16,574,806

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The change in the severance indemnity during the year ended as of December 31, 2013 and 2014 was as follows:

Severance Indemnity	Severance Indemnity
ThCh$
Balance as of January 1, 2013	13,171,264
Current cost of service	607,443
Interest cost	1,105,511
Actuarial loss	469,987
Paid-up benefits	(384,186)
Past service cost	430,120
Others	1,174,667
Movements of the year	3,403,542
As of December 31, 2013	16,574,806
Current cost of service	601,053
Interest cost	1,187,731
Actuarial loss	1,884,054
Paid-up benefits	(3,341,434)
Past service cost	1,090,429
From combinations	893,608
Others	(1,453,025)
Movements of the year	862,416
As of December 31, 2014	17,437,222

The figures recorded in the Consolidated Statement of Income as of December 31, 2014, 2013 and 2012, are as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Current cost of service	601,053	607,443	523,159
Interes cost	-	-	1,274,978
Past service cost	1,090,429	430,120	304,355
Actuarial (Gain) loss	-	-	(3,492,211)
Non-provided paid benefits	5,916,192	2,860,262	2,158,029
Other	335,808	1,333,466	213,499
Total expense recognized in Consolidated Statement of Income	7,943,482	5,231,291	981,809

Actuarial Assumptions

As mentioned in Note 2.19 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2014 and 2013, are as follows:

	Actuarial Assumptions		Chile		Argentina
			As of December 31,	As of December 31,	As of December 31,	As of December 31,
			2014	2013	2014	2013
	Mortality table		RV-2004	RV-2004	Gam'83	Gam'83
	Annual interest rate		6.0%	6.85%	42.43%	31.88%
	Voluntary employee turnover rate		1.9%	1.9%	n/a	n/a
	Company’s needs rotation rate		5.3%	5.3%	n/a	n/a
	Salary increase		3.7%	3.7%	36.35%	26.25%
	Officers		60	60	60	60
Estimated retirement age for	Other	Male	65	65	65	65
		Female	60	60	60	60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,073,272	919,483
1% decrease in the Discount Rate (Loss)	(1,245,219)	(1,056,061)

Personal expense

The amounts recorded in the Consolidated Statement of Income for the years ended as of December 31, 2014, 2013 and 2012, are as follows:

Personal expense	For the years ended as of December 31,
	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Salaries	119,623,310	108,611,206	93,673,136
Employees’ short-term benefits	18,128,043	19,887,127	15,063,545
Employments termination benefits	7,943,482	5,231,291	981,809
Other staff expense	23,636,629	21,280,818	18,442,996
Total (1)	169,331,464	155,010,442	128,161,486

(1) See Note 10.

Note 32 Non-controlling Interests

The detail of Non-controlling Interests is the following:

a.   Equity

Equity	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	69,856,322	67,885,985
Bebidas del Paraguay S.A.	21,903,962	-
Aguas CCU-Nestlè Chile S.A.	16,389,004	13,748,080
Distribuidora del Paraguay S.A.	701,002	-
Compañía Pisquera de Chile S.A.	4,653,894	4,735,315
Compañía Cervecera Kunstmann S.A.	4,424,495	3,953,265
Saenz Briones & Cia. S.A.	1,145,657	1,361,643
Sidra La Victoria S.A.	1,166	1,119
Manantial S.A.	3,353,256	3,302,639
Los Huemules S.R.L.	116,892	188,556
Others	366,091	391,820
Total	122,911,741	95,568,422

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

b.   Result

	For the years ended as of December 31,
Result	2014	2013	2012
	ThCh$	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	6,003,439	3,319,366	3,397,717
Aguas CCU-Nestlè Chile S.A.	5,408,750	4,870,501	4,884,619
Compañía Pisquera de Chile S.A.	889,482	765,624	960,778
Bebidas del Paraguay S.A.	253,516	-	-
Distribuidora del Paraguay S.A.	429,527	-	-
Compañía Cervecera Kunstmann S.A.	966,212	1,022,346	1,052,257
Saenz Briones & Cia. S.A.	(58,433)	(733,068)	(798,955)
Sidra La Victoria S.A.	175	123	(8)
Manantial S.A.	684,427	587,119	-
Los Huemules S.R.L.	(48,171)	(12,624)	-
Others	24,547	49,156	47,759
Total	14,553,471	9,868,543	9,544,167

Note 33 Common Shareholders’ Equity

Subscribed and paid-up Capital

The Extraordinary Shareholders´Meeting held on June 18, 2013, resolved to increase the capital of the Company in the amount of ThCh$ 340,000,000, through the issuance of 51,000,000 shares of common stock. Such shares are to be issued and paid within a period of 3 years as from June 18, 2013. Also, the Board of Directors, in accordance with the powers granted by the Extraordinary Shareholders´ Meeting, determined the price at which these shares were to be offered. Additionally, the above Extraordinary Shareholders´ Meeting agreed to recognize as part of the Paid-in Capital (Common Stock) the share premium for an amount of ThCh$ 15,479,173. Therefore, the Company´s capital, including the referred capital increase, amounts to ThCh$ 571,019,592, divided into 369,502,872 shares of common stock, without face value, which has been subscribed and paid and  shall be subscribe and paid as follows:

-       ThCh$ 231,019,592, divided into 318,502,872 shares, fully subscribed and paid prior to the date of the Extraordinary Shareholders´ Meeting.

-       ThCh$ 340,000,000, divided into 51,000,000 shares, to be subscribed and paid.

On July 23, 2013 the Superintendencia de Valores y Seguros authorized the registration of such shares.

Subsequently, the Board of Director at the meeting held on September 12, 2013, set in $ 6,500 per share the price of the 51,000,000 shares to be placed during the preemptive-rights period, which extended from September 13 to October 12, 2013.

As of December 31, 2013, the referred capital increase has been fully subscribed and paid, amounting to
ThCh$ 331,673,754 and generated share premium and issuance and placement costs for ThCh$ 45,176 and ThCh$ 5,055,392, respectively, which are net recorded under item "Other reserves", in Equity. Any difference between the issuance and placement costs of shares must be recognized as a less paid-in capital in the next Extraordinary Shareholders´ Meeting that modifies the capital of the company.

As of December 31, 2014 and December 31, 2013, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2014 and 2013.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Consolidated Statement of Comprehensive Income

As of December 31, 2012, 2013 and 2014, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(155,258)	39,470	(115,788)
Conversion differences of subsidiaries abroad	(4,629,683)	-	(4,629,683)
Actuarial gains and losses on defined benefit plans reserves (1)	(1,884,054)	501,689	(1,382,365)
Total comprehensive income as of December 31, 2014	(6,668,995)	541,159	(6,127,836)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	256,592	(51,304)	205,288
Conversion differences of subsidiaries abroad	(17,054,187)	-	(17,054,187)
Actuarial gains and losses on defined benefit plans reserves (1)	(469,987)	105,151	(364,836)
Total comprehensive income as of December 31, 2013	(17,267,582)	53,847	(17,213,735)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(826,120)	189,525	(636,595)
Conversion differences of subsidiaries abroad	(21,230,019)	-	(21,230,019)
Total comprehensive income as of December 31, 2012	(22,056,139)	189,525	(21,866,614)

(1)   These concepts will be reclassified to the Statement of Income when its settled.

Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to shares holders and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

As of December 31, 2014, 2013 and 2012, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended as of December 31,
	2014	2013	2012
Equity holders of the controlling company (ThCh$)	106,238,450	123,036,008	114,432,733
Weighted average number of shares	(1) 369,502,872	(2) 331,806,416	(3) 318,502,872
Basic and diluted income per share (in Chilean pesos)	287.52	370.81	359.28
Equity holders of the controlling company (ThCh$)	106,238,450	123,036,008	114,432,733
Weighted average number of shares	369,502,872	331,806,416	318,502,872
Basic and diluted income per share (in Chilean pesos)	287.52	370.81	359.28

(1)   Determined considering 369,502,872 shares outstanding on December 31, 2014.

(2)   Determined considering 331,806,416 shares, equivalents to 318,502,872 shares outstanding on December 31, 2012, plus the weighted average of permanence of shares paid due to increase of capital described in this Note.

(3)   Determined considering 318,502,872 shares outstanding on December 31, 2012.

As of December 31, 2014, 2013 and 2012, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net Income

In accordance with Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjustment it. The above agreement remains in effect for the year ended December 31, 2014.

Dividends

The Company’s dividend policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2012, 2013 and 2014, the Company has distributed the following dividends, either or final:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
243	04-20-2012	Final	131.70092	2011
244	01-06-2013	Interim	63.00000	2012
245	04-19-2013	Final	116.64610	2012
246	01-10-2014	Interim	63.00000	2013
247	04-17-2014	Final	103.488857	2013
248	01-09-2015	Interim	63.00000	2014

On April 11, 2012, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 243, amounting to ThCh$ 41,947,122 corresponding to $ 131.70092 per share. This dividend was paid on April 20, 2012.

On April 10, 2013, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 245, amounting to ThCh$ 37,150,685 corresponding to $ 116.64610 per share. This dividend was paid on April 19, 2013.

On April 9, 2014, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 247, amounting to ThCh$ 38,239,324 corresponding to $ 103.48857 per share. This dividend was paid on April 17, 2014.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated mainly from the translation of foreign subsidiaries’ financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements. As of December 31, 2014, it amounts to a negative reserve of ThCh$ 67,782,858 (ThCh$ 60,084,197 in 2013 and ThCh$ 44,675,962 in 2012).

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities for. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2014, it amounts to a negative reserve of ThCh$ 43,370 (positive reserve of ThCh$ 65,109 in 2013 and negative reserve of ThCh$ 98,990 in 2012), net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: This reserve originates from January 1, 2013, due application of the amendment to IAS 19. The amount recorded is a negative reserve of ThCh$ 1,712,687 (ThCh$ 348,673 in 2013), net of deferred taxes.

Other reserves: As of December 31, 2014, 2013 and 2012 the amount is a negative reserve of ThCh$ 5,511,629, ThCh$ 5,514,048 and ThCh$ 3,371,276, respectively. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979.

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to SVS Circular Letter Nª456.

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (Note 1, paragraph (1)).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	214,774,876	408,853,267
CLP	182,979,978	402,905,402
U.F.	8,410,538	-
USD	6,058,754	1,578,633
Euros	974,179	1,718,676
$ARG	11,728,422	1,731,888
UYU	536,097	553,915
PYG	3,753,420	-
Others currencies	333,488	364,753
Other financial assets	6,483,652	4,468,846
CLP	1,016,032	2,119,441
USD	5,467,620	2,202,537
Euros	-	143,749
Others currencies	-	3,119
Other non-financial assets	18,558,445	21,495,398
CLP	11,576,191	17,623,617
U.F.	28,826	-
$ARG	4,759,154	3,669,157
UYU	1,457,234	202,624
PYG	737,040	-
Accounts receivable - trade and other receivables	238,602,893	211,504,047
CLP	151,677,364	137,392,333
U.F.	2,021	45,225
USD	19,030,421	23,341,142
Euros	10,038,934	7,263,490
$ARG	46,140,278	37,420,770
UYU	4,519,676	3,856,106
PYG	5,477,622	-
Others currencies	1,716,577	2,184,981
Accounts receivable from related companies	11,619,118	9,610,305
CLP	11,474,472	8,781,223
U.F.	101,218	326,816
USD	43,428	502,266
Inventories	175,179,189	153,085,845
CLP	143,970,378	128,884,391
USD	744,544	2,147,161
Euros	189,100	190,182
$ARG	22,684,784	20,562,043
UYU	1,508,208	1,302,068
PYG	6,082,175	-
Tax receivables	19,413,414	9,139,406
CLP	14,443,142	4,948,667
$ARG	4,970,272	3,821,003
UYU	-	369,736
Non-current assets held for sale	758,760	339,901
$ARG	758,760	339,901
Total current assets	685,390,347	818,497,015

CLP	517,137,557	702,655,074
U.F.	8,542,603	372,041
USD	31,344,767	29,771,739
Euros	11,202,213	9,316,097
$ARG	91,041,670	67,544,762
UYU	8,021,215	6,284,449
PYG	16,050,257	-
Others currencies	2,050,065	2,552,853
Total current assets by currencies	685,390,347	818,497,015

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$
Non-current assets
Other financial assets	343,184	38,899
USD	-	38,899
Euros	343,184	-
Other non-financial assets	5,828,897	15,281,111
CLP	3,303,040	12,938,869
$ARG	1,762,652	2,342,242
PYG	763,205	-
Accounts receivable from related companies	522,953	350,173
U.F.	522,953	350,173
Investments accounted for using the equity method	31,998,620	17,563,028
CLP	31,897,043	17,474,121
$ARG	101,577	88,907
Intangible assets different than goodwill	68,656,895	64,033,931
CLP	51,881,835	50,821,202
U.F.	41,558	-
$ARG	9,169,249	10,184,251
UYU	3,332,682	3,028,478
PYG	4,231,571	-
Goodwill	86,779,903	81,872,847
CLP	63,075,515	63,075,515
USD	12,146,454	5,689,609
$ARG	11,557,934	13,107,723
Property, plant and equipment (net)	833,171,234	680,994,421
CLP	715,577,935	588,473,246
$ARG	90,580,368	84,750,744
UYU	10,390,332	7,770,431
PYG	16,622,599	-
Biological assets	18,084,408	17,662,008
CLP	17,660,798	17,228,999
$ARG	423,610	433,009
Investment property	7,917,613	6,901,461
CLP	5,783,933	4,447,209
$ARG	2,133,680	2,454,252
Deferred tax assets	30,207,019	24,525,361
CLP	23,496,860	18,195,456
$ARG	6,622,426	6,214,869
UYU	10,206	115,036
PYG	77,527	-
Total non-current assets	1,083,510,726	909,223,240

CLP	912,676,959	772,654,617
U.F.	564,511	350,173
USD	12,146,454	5,728,508
Euros	343,184	-
$ARG	122,351,496	119,575,997
UYU	13,733,220	10,913,945
PYG	21,694,902	-
Total non-current assets by currencies	1,083,510,726	909,223,240

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2014		As of December 31, 2013
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	30,097,822	35,220,471	80,554,226	39,933,962
CLP	1,947,212	14,909,387	582,082	12,893,284
U.F.	777,020	2,933,255	71,901,110	3,245,208
USD	1,392,180	5,303,949	1,004,747	4,572,358
Euros	120,894	4,611,662	349,614	4,512,649
$ARG	24,104,151	7,462,218	5,208,701	14,710,463
UYU	1,740,967	-	1,447,337	-
Others currencies	15,398	-	60,635	-
Account payable - trade and other payables	199,697,401	4,085,404	182,569,595	938,520
CLP	133,274,464	3,109,019	123,801,751	938,520
U.F.	3,995	-	-	-
USD	14,012,905	-	13,672,305	-
Euros	7,166,674	-	5,010,989	-
$ARG	40,867,375	-	36,372,742	-
UYU	4,371,988	-	3,281,466	-
PYG	-	976,385	-	-
Others currencies	-	-	430,342	-
Accounts payable to related companies	10,282,312	-	7,286,064	-
CLP	5,783,103	-	3,495,273	-
Euros	4,486,158	-	3,790,791	-
PYG	13,051	-	-	-
Other short-term provisions	380,912	29,347	324,290	509,068
CLP	-	29,347	-	509,068
$ARG	380,912	-	324,290	-
Tax liabilities	3,986,966	7,710,169	1,591,825	9,325,040
CLP	3,803,137	3,872,219	1,539,101	5,866,328
$ARG	-	3,837,950	-	3,458,712
UYU	183,829	-	52,724	-
Employee benefits provisions	4,212,481	13,731,290	4,776,011	15,441,722
CLP	-	13,731,290	-	15,441,722
$ARG	3,909,627	-	4,541,954	-
UYU	302,854	-	234,057	-
Other non-financial liabilities	24,104,387	44,792,376	25,853,399	40,025,179
CLP	23,278,681	44,789,042	25,790,092	40,025,179
$ARG	825,706	-	63,307	-
PYG	-	3,334	-	-
Total current liabilities	272,762,281	105,569,057	302,955,410	106,173,491

CLP	168,086,597	80,440,304	155,208,299	75,674,101
U.F.	781,015	2,933,255	71,901,110	3,245,208
USD	15,405,085	5,303,949	14,677,052	4,572,358
Euros	11,773,726	4,611,662	9,151,394	4,512,649
$ARG	70,087,771	11,300,168	46,510,994	18,169,175
UYU	6,599,638	-	5,015,584	-
PYG	13,051	979,719	-	-
Others currencies	15,398	-	490,977	-
Total current liabilities by currency	272,762,281	105,569,057	302,955,410	106,173,491

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2014			As of December 31, 2013
	More than 1 year until 3 years	More than 3 year until 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	39,224,496	19,975,758	75,334,303	32,305,695	25,893,393	84,563,942
CLP	16,366,789	101,334	-	621,578	15,995,088	-
U.F.	5,474,316	16,650,145	75,334,303	7,096,557	6,727,915	81,519,913
USD	9,307,576	-	-	11,980,811	-	-
$ARG	8,075,815	3,224,279	-	12,606,749	3,170,390	3,044,029
Other accounts payable	369,506	-	-	841,870	-	-
CLP	6,496	-	-	6,148	-	-
USD	363,010	-	-	835,722	-	-
Accounts payable to related companies	-	-	-	377,020	-	-
USD	-	-	-	377,020	-	-
Other long term provisions	1,484,317	474,352	251,163	1,233,623	797,604	103,895
CLP	-	-	30,617	-	-	32,710
$ARG	336,813	474,352	220,546	51,256	797,604	71,185
UYU	1,147,504	-	-	1,182,367	-	-
Deferred tax liabilities	20,685,348	7,525,467	59,307,885	17,458,151	6,671,487	48,903,776
CLP	19,850,278	6,979,606	51,690,008	16,769,961	6,212,693	41,108,341
$ARG	767,635	511,757	5,713,866	688,190	458,794	6,186,202
UYU	-	-	1,466,456	-	-	1,609,233
PYG	67,435	34,104	437,555	-	-	-
Employee benefits provisions	798,428	-	16,638,794	-	3,740	15,192,880
CLP	-	-	14,202,830	-	-	13,746,509
$ARG	-	-	2,435,964	-	3,740	1,446,371
PYG	798,428	-	-	-	-	-
Total non-current liabilities	62,562,095	27,975,577	151,532,145	52,216,359	33,366,224	148,764,493

CLP	36,223,563	7,080,940	65,923,455	17,397,687	22,207,781	54,887,560
U.F.	5,474,316	16,650,145	75,334,303	7,096,557	6,727,915	81,519,913
USD	9,670,586	-	-	13,193,553	-	-
$ARG	9,180,263	4,210,388	8,370,376	13,346,195	4,430,528	10,747,787
UYU	1,147,504	-	1,466,456	1,182,367	-	1,609,233
PYG	865,863	34,104	437,555	-	-	-
Total non-current liabilities by currency	62,562,095	27,975,577	151,532,145	52,216,359	33,366,224	148,764,493

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Note 35 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated is as follows:

Lease Agreements not to be terminated	As of December 31, 2014
ThCh$
Within 1 year	109,909,523
Between 1 and 5 years	109,153,531
Over 5 years	62,310,416
Total	281,373,470

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2014 is as follows:

Purchase and supply agreementsistros	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	68,311,218	9,301,580
Between 1 and 5 years	77,155,761	10,061,496
Over 5 years	62,080,459	943,569
Total	207,547,438	20,306,645

Capital investment commitments

As of December 31, 2014, the Company had capital investment commitments related to Property, plant and equipment and intangibles (software) for approximately ThCh$ 142,546,112.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000. Those loss contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

Proceedings and claim

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Viña San Pedro Tarapacá S.A.	1° Juzgado de Letras del Trabajo de Santiago	655-2009	Interpretation of collective bargaining agreement	Pending practice of award liquidation by court	ThCh$ 15,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 30,500
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 29,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina		Labor trial for layoff	Judgment pending	US$ 34,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 77,000
Saenz Briones S.A.	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 32,000
Saenz Briones S.A.	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 123,000
Saenz Briones S.A.	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 86,000
Saenz Briones S.A.	Court of first instance in Argentina		Labor trial for layoff	On evidentiary phase	US$ 34,000
Saenz Briones S.A.			Labor trial for layoff	On evidentiary phase	US$ 80,000
Compañía Industrial Cervecera S.A.			City Council's Administrative Claim related to advertising and publicity feeds	The process is in pre-final administrative phase	US$ 628,000

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 1,023,895 and ThCh$ 1,294,570, as of December 31, 2014 and 2013, respectively (See Note 29).

Tax processes

At the date of issue of these consolidated financial statements, there are no material tax processes.

Guarantees

As of December 31, 2014, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) has not granted direct guarantees as part of its common financing operations. Nevertheless, its VSPT has entered into indirect guarantees as joint guarantors of financing operations by Finca La Celia subsidiary, in the Republic of Argentina.

A summary of the main terms of the guarantees granted appears below:

The subsidiary Finca La Celia maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco del Estado de Chile, according to the following detail:

Institution	Amount	Due date
Banco Patagonia	USD 1.600.000	March 22, 2015
Banco Patagonia	USD 1.600.000	March 31, 2015
Banco San Juan	USD 1.200.000	March 31, 2015
Banco Santander Río	USD 1.100.000	March 31, 2015
Banco BBVA Francés	USD 1.500.000	October 30, 2015

The mentioned stand-by letters were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks, and they are within the financing policy framework approved by VSPT Board of Directors.

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 27, is guaranteed by CCU S.A. through a stand- by unrestricted, 1 year term, renewable for equal period during the term of the loan.

On July 11, 2013, the subsidiary in Argentina Saenz Briones & Cía. S.A. (SB), has signed a loan agreement with the CITIBANK Bank of Argentina, which restricted its ability to distribute profits in each year. The loan was by 10,000,000 argentine pesos and whose return was agreed in 9 (nine) quotes with different maturities. Until SB not pay this loan, plus interest or commissions, fees and expenses, may not make any payment to its shareholders (including, without limitation, distribution of profits or dividends, advances, withdrawals from account or similar, as well as any payment made in connection with rebuy it, rescue or redemption of all or part of its shares) for an amount that exceeds the 50% of the profits that the SB is legally empowered to distribute as dividends with regard to each of its years. It should be noted, for the purposes of the above restriction, that the last date of maturity of the loan is July 11, 2016.

Note 36 Environment

Major Environmental costs accrued as of December 31, 2014, in the Industrial Units of CCU S.A. are distributed as follows:

-     Industrial Waste Water Treatment (IWWT): 60.4%

      These expenses are mainly related to the maintenance and control of the respective Industrial Waste Water Treatment Plants (IWWT).

-     Solid Industrial Residues (SIR): 27.2%

      These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous Waste (ResPel) and valorisation of recyclable residues.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

-     Gas Emission Expenses: 1.2%

      These expenses are related to the calibration and verification of monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to provide compliance to rules and central and local government regulations.

-     Other Environmental Expenses: 11.2%

      These expenses are related to the verification and compliance of Food Safety, Environmental Management and Operational Health & Safety Management Standards (ISO 22000, ISO 14000 and ISO 18001 OHSAS respectively) in CCU´s industrial sites and distribution centers, which are in different stages of implementation and certification. The implementation and certification of those three standards is a corporate goal of CCU S.A.

The most relevant investments during the year 2014, are listed below:

-       CCK,  construction of an industrial wastewater treatment plant in Valdivia which includes an anaerobic reactor with IC technology (UF 120,695). Other relevant projects are the construction of concrete foundations (UF 1,909) and FES type projects (UF 598).

-       VSPT, FES project (second payment 2/3 2014) (UF 9,608), reinforcement of storage tanks-FES (UF 8,386), Industrial Waste Water Treatment (IWWT) plant improvement  (UF 4,804), IWWT plant Isla Maipo (UF 2,882), sludge treatment system (UF 948), solar and led lighting projects plants Molina and Lontué (UF 868), projects related to the management of industrial solid waste (UF 653),  thermal insulation projects (UF 648), axle weighing scale (UF 411), renovation emergency equipment (UF 355), IWWT plant betterment project (UF 259), energy analyzers (240 UF), fire safety net (UF 191), electric meters stage 2 (UF 159), pump IWW vintage courtyard (UF 144), pH correction and flowmeter IWWT plant (UF 132), IWW collecting chamber expansion (UF 115), IWWT panel (UF 110),  bathrooms and lockers (UF 73) and finally hazardous substances storage (UF 70).

-       CCU Chile, Industrial Waste Water Treatment (IWWT) plant in Temuco stage 1 (UF 159,699), IWWT improvement project (UF 10,128), normalizing decree N° 78 Fas (UF 6,497), evaporative coolers (UF 4,802), fire detection system (UF 3,845), energy recovery system (UF 3,094), CO2 and NH3 sensors Elaboration area (UF 2,675), IWWT plant stage 2 (UF 2,253), water channel seclude (UF 1,433), emergency lighting stage 2 (UF 1,360), pavement improvement (UF 1,313), IWWT sludge filter press (UF 1,079), storage tank insulation (UF 960) and finally firefighting system improvements (UF 153).

-       CPCh, FES projects consisting of mechanical reinforcement of process tanks (UF 13,875), concrete reinforcement  (UF 2,225), process equipment Monte Patria as well as Sotaquí and Pisco Elqui (UF 1,032), IWWT discharge improvement Ovalle (UF 975), overhaul IWWT sludge equipment (UF 780), electrical network improvement in Salamanca (UF 682), replacement lamps for saving lights (UF 468), IWWT discharge improvement (UF 387), water recovery system Ovalle (UF 334), IWWT plant in Salamanca (UF 293), IWWT plant in Sotaquí (UF 293), electrical and sanitary improvements (UF 286), plant board betterment (UF 267), water discharge improvements (UF 235) y finally electric adjustment in Pisco Elqui (UF 98).

-       ECCUSA, IWWT study ECCUSA Santiago (UF 4,886), pavement Antofagasta (UF 3,655), firefighting system improvements (UF 3,222), CIP improvements (UF 2,352), emergency lighting system (UF 2,342), IWWT control system (UF 504), electrical network improvement (UF 477), NH3 leakage mitigation system (UF 245), water recovery (UF 193), well capacity (UF 150), IWWT plant Santiago stage 1 (UF 91) and enabling fire brigade (UF 65).

-       CCU Argentina, IWWT plant Salta (UF 7,466), IWWT plant improvements ALLEN (UF 1,195), firefighting system improvements Santa Fe (UF 1,145) and hazardous material storage improvement Santa Fe (UF 250).

-       Plasco, Hazardous material storage improvement project (UF 2,396), process control equipment per line (UF 1,168) and process lighting improvements (UF 739).

-       Aguas CCU-Nestlé, IWWT plant project in Coinco (48,362 UF), hazardous material storage improvement
(UF 4,900), CO2, water and energy control equipment (UF 3,136), firefighting system improvements (UF 1,372), IWWT plant improvements (UF 441), sanitary installation improvements (UF 266), tank drain sewerage (UF 147) and emergency showers (UF 117).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2014

-       TCCU, water improvement project San Antonio (UF 773) and municipal regularization (UF 132).

The main disbursements of the year, detailed by projects, are the following:

Company that made the disbursement	Project	Disbursement incurred during the year
		As of December 31, 2014				As of December 31, 2013
		Expenditure	Investment	Committed amount in future periods	Estimated date completion of disbursements	Expenses	Investment
		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
CCU Chile Ltda.	Disposal of industrial solids, liquids and other residues	1,924,508	4,224,403	683,525	December 2015	1,519,954	326,647
Cía Industrial Cervecera S.A.	Disposal of industrial solids, liquids and other residues	1,847,522	85,013	162,662	June 2015	1,479,161	83,285
Cía Pisquera de Chile S.A.	Disposal of industrial solids, liquids and other residues	295,382	137,593	424,631	December 2015	222,216	745,859
Transportes CCU Ltda.	Disposal of industrial solids, liquids and other residues	297,734	12,954	9,334	December 2014	270,280	-
VSPT S.A.	Disposal of industrial solids, liquids and other residues	491,104	508,254	256,491	June 2015	399,292	71,607
Others	Disposal of industrial solids, liquids and other residues	1,076,013	1,307,335	3,727,102	December 2015	789,749	579,616

Note 37 Subsequent Events

A.   The Consolidated Financial Statements of CCU S.A. have been approved by the Board Directors on February 3, 2015.

B.  There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 13, 2015) that could significantly affect their interpretation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 13 , 2015